                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-14711

PROSPECTUS

                                2,659,118 SHARES

                              THE SHAW GROUP INC.
[SHAW LOGO]                      COMMON STOCK
                               ------------------
     Of the 2,659,118 shares of common stock (the "Common Stock") of The Shaw Group Inc. (the "Company" or "Shaw") offered hereby (the "Offering"), 2,000,000 are being sold by the Company and 659,118 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders". The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "SGR". On December 17, 1996, the last reported sale price of the Common Stock as reported on the NYSE was $21.00 per share. See "Price Range of Common Stock and Dividend Policy".
                               ------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                    UNDERWRITING                    PROCEEDS TO
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                       PUBLIC      COMMISSIONS(1)    COMPANY(2)     SHAREHOLDERS
--------------------------------------------------------------------------------------------------
Per Share.........................      $21.00         $1.05           $19.95          $19.95
--------------------------------------------------------------------------------------------------
Total(3)..........................   $55,841,478     $2,792,074     $39,900,000     $13,149,404
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting".

(2) Before deducting expenses estimated at $600,000, which are payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 398,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting". If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $64,199,478, $3,209,974 and $47,840,100, respectively.
                               ------------------
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about December 23, 1996, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------
SMITH BARNEY INC.
                JEFFERIES & COMPANY, INC.
                                HOAK BREEDLOVE WESNESKI & CO.

December 17, 1996

    [PHOTOGRAPHS OF COMPANY'S FABRICATION FACILITIES AND BENDING EQUIPMENT]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information concerning the Company can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, the material terms of each such document are set forth in this Prospectus. However, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996; and

     (b) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A (including any amendments or reports filed for the purpose of updating such description).

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to the Company's executive offices at 11100 Mead Road, Second Floor, Baton Rouge, Louisiana 70816, Attention: Secretary (telephone number: (504) 296-1140).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements appearing elsewhere in this Prospectus. Unless otherwise noted herein, (i) the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised, and (ii) all references in this Prospectus to "Shaw" or the "Company" include Shaw's subsidiaries, unless the context otherwise requires. See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Common Stock offered hereby. References in this Prospectus to a specific fiscal year of the Company refer to the 12 months ending August 31 of the designated year.

                                  THE COMPANY

     Shaw is a leading supplier of industrial piping systems for new construction and retrofit projects throughout the world, primarily for the electric power, refining and chemical industries. Shaw is committed to being the "total piping resource" for its customers by offering comprehensive design and engineering services, piping system fabrication, manufacturing and sale of specialty pipe fittings and design and fabrication of pipe support systems.

     The Company was founded in 1987 by current management and subsequently purchased the assets of Benjamin F. Shaw Company, a century-old pipe fabricator. The Company has increased its revenues from $29.3 million in fiscal 1988 to $222.0 million in fiscal 1996, both increasing its domestic and international businesses. Through internal expansion and a series of strategic acquisitions, the Company has expanded its fabrication capacity, increased its bending capabilities and broadened its piping system products and services. These actions have provided the Company with the ability to achieve substantial economies of scale in purchasing, manufacturing and transporting fabricated products and the ability to provide customers with complete piping systems.

     The Company believes it has several competitive advantages. Specifically, the Company coordinates and integrates project engineering and fabrication processes in order to maximize overall efficiency in time, cost and performance. In addition, the Company's significant investment in state-of-the-art induction bending equipment provides it with time, labor and raw material savings as compared to traditional fabrication methods. Shaw also manufactures specialty pipe fittings, pipe hangers and other pipe products. This manufacturing capability has served to reduce the Company's supply costs and enhance its overall piping package. The Company utilizes its proprietary software technology to enhance the planning and scheduling efforts of its customers, helping to reduce total installed costs and project cycle times. The Company licenses from a third party sophisticated plant design software in connection with its engineering and design services.

     As a result of its favorable cost structure, its extensive piping resources and its ability to handle complex piping systems, Shaw has increased substantially its presence in the worldwide pipe fabrication industry, competing effectively on large scale piping projects worldwide. Beginning in 1991, the Company expanded into international markets in anticipation of the worldwide infrastructure build-up in the electric power, refining and chemical industries. International revenues have increased from $4.5 million in fiscal 1991 to $75.7 million in fiscal 1996. International projects represented 66% of the Company's backlog at August 31, 1996.

     The Company estimated its backlog at approximately $154.0 million at August 31, 1996 compared to approximately $101.0 million and $75.0 million at August 31, 1995 and 1994, respectively. The Company estimates that $141.8 million, or 92.1%, of its backlog at August 31, 1996 will be completed in fiscal 1997. The Company defines its backlog as a "working backlog", whereby only projects with a written commitment are included.

                               BUSINESS STRATEGY

     The Company is committed to being a "total piping resource" for the electric power, refining and chemical industries worldwide by providing high-quality, competitively-priced piping systems within significantly reduced project delivery times. The key components of Shaw's business strategy include:

     - Providing a comprehensive range of products and services that enhances the Company's prefabricated piping systems, including initial design and engineering services, customer interactive software, induction pipe bending, manufactured pipe components and supports and final on-site erection and testing.

     - Pursuing strategic acquisitions that will complement and enhance Shaw's existing operations by allowing the Company to further broaden its piping products and services, selectively expand geographic manufacturing capabilities and maintain its technological leadership position.

     - Investing in new equipment, technology and information systems designed to increase the Company's manufacturing and fabrication capabilities and capacity and improve overall project efficiency.

     - Broadening its base of "alliance" customers through the negotiation of "Alliance Agreements" that allow the Company to expedite individual project contract negotiations. These Alliance Agreements are intended to reduce total installed costs and project cycle times of prefabricated piping systems for customers and enable the Company to forecast a larger portion of its future revenue stream.

     - Increasing the utilization of Shaw's unique design and engineering resources as the first step in providing an integrated "turnkey" piping systems approach.

The Company believes that by employing its business strategy it will be able to further capitalize on the worldwide infrastructure build-up in the electric power, refining and chemical industries and enhance its relationships with its existing and potential domestic customers as they expand and retrofit existing facilities. Shaw has facilities certified by the American Society of Mechanical Engineers (ASME) for nuclear power piping and registered by the International Organization of Standards (ISO 9001 and 9002), which registration is required to perform certain international work.

                              RECENT DEVELOPMENTS

     Shaw has entered into an agreement to acquire NAPTech, Inc., a fabricator of industrial piping systems and engineered piping modules located in Clearfield, Utah. In connection with the acquisition, pursuant to the acquisition agreement as it was most recently proposed to be amended, the Company would issue up to an aggregate of 366,790 shares of Common Stock in exchange for NAPTech, Inc. and the 335,000 square foot facility that NAPTech, Inc. currently leases from a related entity (collectively, "NAPTech"). For the fiscal years ended March 29, 1996 and March 31, 1995, NAPTech, Inc. reported revenues of $24.9 million and $21.7 million, respectively, and net losses of $3.1 million and $224,000, respectively. In addition, at June 30, 1996, NAPTech had an accumulated deficit of $6.1 million and, for the three months ended June 30, 1996, net cash used by operating activities was $2.0 million. Although NAPTech has experienced historical operating and liquidity difficulties, the Company does not expect such difficulties to continue after the NAPTech acquisition due in part to the Company's materials purchasing power and fabrication expertise. If consummated, the Company believes that it could expect benefits from the acquisition of NAPTech to include, among other things, increased fabrication capacity and additional induction pipe bending capabilities. In addition, NAPTech estimates it had a backlog of approximately $39.0 million at August 31, 1996, which primarily consisted of a large mining industry project. The acquisition of NAPTech would be subject to various conditions, including, without limitation, the approval of Shaw's Board of Directors and NAPTech's shareholders, as well as necessary regulatory approvals. In addition, if consummated, the Company expects that the acquisition of NAPTech would be accounted for as a pooling of interests and, accordingly, would result in a restatement of the Company's financial statements for the year ended August 31, 1994 and subsequent periods. See "Pro Forma Condensed Consolidated Financial Statements". To date, the Company and the owners of NAPTech have been unable to agree upon an exchange ratio with respect to the number of shares of Common Stock to be issued in consideration for the outstanding capital stock of NAPTech. Although there can be no assurance that the Company and the owners of NAPTech will be able to agree on an appropriate exchange ratio, the Company anticipates that it will be able to do so in the next several months and may have to increase the number of shares of Common Stock to be issued.

                                  THE OFFERING

Common Stock being offered by:

  The Company.......................     2,000,000 shares

  The Selling Shareholders..........     659,118 shares

Common Stock to be outstanding after
the Offering........................     11,524,552 shares(1)

Time-phased voting..................     Each holder of shares of Common Stock
                                         (including purchasers of shares offered
                                         hereby) will be entitled to one vote
                                         for each such share at all
                                         shareholders' meetings until such
                                         shares have been owned continuously for
                                         a period of four years, in which case
                                         the holder will be entitled to five
                                         votes for each such share on all
                                         matters submitted to shareholders. Each
                                         change in beneficial ownership with
                                         respect to a particular share will
                                         begin a new "one vote period" for such
                                         share. See "Description of Capital
                                         Stock -- Common Stock".

New York Stock Exchange Symbol......     SGR

Use of Proceeds.....................     To repay a portion of the Company's
                                         indebtedness and for general corporate
                                         purposes, including acquisitions,
                                         equipment purchases and working
                                         capital. See "Use of Proceeds".
---------------

(1) Does not include (i) 552,125 shares subject to options that have been granted pursuant to the Company's 1993 Employee Stock Option Plan and 1996 Non-Employee Director Stock Option Plan or (ii) 366,790 shares (subject to adjustment) issuable upon consummation of the proposed acquisition of NAPTech. See "Description of Capital Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Acquisitions".

                                  RISK FACTORS

     The Company's business and operations are subject to certain risks, including without limitation, (i) cyclicality of customer projects, (ii) dependence on major customers, (iii) the potential for product liability and warranty claims, (iv) risks associated with competition, (v) risks associated with the growth of the Company's core business and the integration of acquired businesses into the Company, (vi) risks associated with international contracts, operations and expansion and (vii) foreign exchange risks. See "Risk Factors".

                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK

     This Prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding, among other items, (i) the Company's growth strategies, including its intention to make acquisitions; (ii) anticipated trends in the Company's business; and (iii) the Company's intention to enter into satisfactory contracts with its customers, including Alliance Agreements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this Prospectus including, but not limited to, (i) adverse economic conditions; (ii) the impact of competitive products and pricing; (iii) product demand and acceptance risks;
(iv) the presence of competitors with greater financial resources; (v) costs and financing difficulties; and (vi) delays or difficulties in the production, delivery or installation of products, including a lengthy strike or other work stoppage by the Company's union employees at any of the Company's facilities. See "Risk Factors". In light of these risks and uncertainties, there can be no assurance that actual results will be as projected in the forward-looking statements.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth certain summary historical and pro forma condensed consolidated financial data of the Company. The pro forma statement of income data give effect to this Offering, the acquisitions of Word Industries Pipe Fabricating, Inc. ("Word") and Alloy Piping Products, Inc. ("APP"), which were consummated during fiscal 1996, and the proposed acquisition of NAPTech. If completed, the Company expects that the acquisition of NAPTech would be accounted for as a pooling of interests. The pro forma balance sheet data give effect to this Offering and the proposed acquisition of NAPTech. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Selected Consolidated Financial Data", "Pro Forma Condensed Consolidated Financial Statements" and the Company's Consolidated Financial Statements and the related notes thereto included elsewhere herein.

                                                                                    YEAR ENDED AUGUST 31,
                                                                      --------------------------------------------------
                                                                        1994         1995
                                                                      --------     --------
                                                                                                          1996
                                                                                                ------------------------
                                                                                                             PRO FORMA,
                                                                                                 ACTUAL      AS ADJUSTED
                                                                                                --------     -----------
STATEMENT OF INCOME DATA:
  Sales.............................................................  $113,177     $135,265     $222,017      $ 292,626
  Cost of sales.....................................................    96,523      110,578      180,835        245,167
                                                                      --------     --------     --------       --------
  Gross profit......................................................    16,654       24,687       41,182         47,459
  General and administrative expenses...............................    11,631       15,023       25,202         32,931
                                                                      --------     --------     --------       --------
  Operating income..................................................     5,023        9,664       15,980         14,528
  Interest expense..................................................    (1,731)      (2,829)      (3,970)        (2,225)
  Other income, net.................................................       293          236          880          1,482
                                                                      --------     --------     --------       --------
  Income before income taxes........................................     3,585        7,071       12,890         13,785
  Provision for income taxes........................................     1,368        2,217        4,216          4,578
                                                                      --------     --------     --------       --------
  Income before earnings (losses) from unconsolidated entities......     2,217        4,854        8,674          9,207
  Earnings (losses) from unconsolidated entities....................       792         (588)         103            103
                                                                      --------     --------     --------       --------
  Income before extraordinary item..................................  $  3,009     $  4,266     $  8,777      $   9,310
                                                                      ========     ========     ========       ========
  Income per common share before extraordinary item(1)..............  $   0.39(2)  $   0.50     $   0.94      $    0.77
                                                                      ========     ========     ========       ========
  Weighted average number of common shares outstanding..............     7,744        8,552        9,325         12,108
                                                                      ========     ========     ========       ========

                                                                                                AT AUGUST 31, 1996
                                                                                             ------------------------
                                                                                                          PRO FORMA,
                                                                                              ACTUAL      AS ADJUSTED
                                                                                             --------     -----------
BALANCE SHEET DATA:
  Working capital..........................................................................  $ 49,626      $  84,285
  Total assets.............................................................................   205,366        219,857
  Long-term debt and capital lease obligations, net of current maturities..................    32,158         32,158
  Shareholders' equity.....................................................................    73,322        114,797

---------------

(1) If the acquisition of NAPTech is consummated as discussed above, the Company expects that the historical financial statements of the Company would be restated, with the effect that income per common share before extraordinary item would be $0.40, $0.44 and $0.68 for the years ended August 31, 1994, 1995 and 1996, respectively. See "Pro Forma Condensed Consolidated Financial Statements".

(2) Excludes $0.05 per share ($370,455) attributable to a gain on the early retirement of certain debt instruments (after income tax).

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, together with the information provided elsewhere in this Prospectus (or incorporated herein by reference), in evaluating an investment in the Common Stock.

CYCLICALITY OF CUSTOMER PROJECTS

     The demand for the Company's products and services depends primarily on the existence of construction and retrofit projects, particularly in the electric power, refining and chemical industries. These industries historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the economy. The Company's results of operations may vary depending on the availability of future projects from such industries.

DEPENDENCE ON MAJOR CUSTOMERS

     Projects in the electric power, refining and chemical industries frequently involve a lengthy and complex bidding and selection process, and the ability of the Company to obtain future contracts is difficult to predict. Because a significant portion of the Company's sales is generated from large projects, its results of operations can fluctuate from quarter to quarter. For fiscal 1996, affiliates of Mitsubishi Heavy Industries Ltd. accounted for 12.3% of the Company's sales. While a concentration of customers has been historically prevalent, because of the nature of the Company's business, the significant customers vary between years. See "Business -- Customers and Marketing".

POTENTIAL FOR PRODUCT LIABILITY AND WARRANTY CLAIMS

     Certain of the Company's products are used in potentially hazardous environments, including without limitation, nuclear facilities. Any catastrophic occurrences in excess of insurance limits at locations where the Company's products are used could in the future result in significant product liability claims against the Company.

     In addition, the Company under certain contracts must use new metals or processes for producing or fabricating pipe for its customers, and the failure of any such metals or processes could result in significant replacement or reworking costs on a project. In the fourth quarter of fiscal 1994 and the first quarter of fiscal 1995, the Company, at a customer's request, engaged in the significant reworking of a project. Warranty claims against the Company could in the future result in significant reworkings.

RISKS ASSOCIATED WITH COMPETITION

     The Company's competition in the supply and fabrication of piping systems generally consists of a number of pipe fabricators domestically and divisions of large industrial firms in the international sector. Some of the competitors, especially in the international sector, have greater financial and other resources than the Company. See "Business -- Competition".

RISKS ASSOCIATED WITH GROWTH OF CORE BUSINESS AND INTEGRATION OF ACQUIRED BUSINESSES

     In the past few years, the Company has experienced substantial growth through internal expansion and acquisitions, and the Company plans to continue to grow in this manner. This growth, and the resulting need to integrate acquired companies into the Company's operations economically and efficiently, has required, and will continue to require, significant management, production, technical, financial and other resources. Due to a substantial increase in sales, the Company has experienced, and is continuing to experience, billing delays. There can be no assurance that the Company will be able to manage this growth effectively or to integrate fully the operations of any acquired company into the Company, and any failure to do so could have a material adverse effect on the Company's results of operations or financial condition, or both. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Fiscal 1995 Compared to Fiscal 1994" and "-- Liquidity and Capital Resources".

RISKS ASSOCIATED WITH INTERNATIONAL CONTRACTS, OPERATIONS AND EXPANSION; FOREIGN EXCHANGE RISK

     To date, a substantial portion of the Company's sales and earnings have been attributable to its sales to and operations in international markets, and the Company expects international sales and operations to increase and substantially contribute to the Company's growth and earnings for the foreseeable future. The success of the Company's sales to, operations in and expansion into international markets depends on numerous factors, many of which are beyond its control. Such factors include, but are not limited to, economic conditions in the foreign countries in which the Company operates and to which it sells its products and services and the lack of well-developed legal systems in certain of such countries. In addition, international contracts, operations and expansion may increase the Company's exposure to certain risks inherent in doing business outside the United States, including currency fluctuations, restrictions on the repatriation of profits and assets, compliance with foreign laws and standards and political risks. The Company attempts to minimize its foreign exchange risks, primarily through denominating contracts in United States dollars or the inclusion of escalation provisions in contracts, or both. The Company from time to time enters into contracts denominated in a foreign currency without escalation provisions, thereby subjecting itself to foreign exchange risks. The Company generally does not obtain such insurance or hedge such risks. In addition, the Company's ability to obtain international contracts is impacted by the relative strength or weakness of the United States dollar relative to foreign currencies.

     During the last several years, Venezuela has been experiencing a monetary and economic crisis. In response, the Venezuelan government imposed, among other things, foreign exchange controls that affected the Company's ability to repatriate profits from the joint venture or otherwise convert local currency into United States dollars. Given Venezuela's lack of economic stability, the Company believes that its investment in Venezuela may be at risk from future foreign exchange and repatriation restrictions. There can be no assurance that the Venezuelan operations will be profitable. See "Business -- Markets".

FIXED PRICE CONTRACT EXPOSURE

     Substantially all of the Company's international projects are quoted on a "fixed" or "lump-sum" price basis. To the extent that the Company is unable to secure fixed pricing commitments from its suppliers at the time such a contract is entered into and experiences cost increases for materials or labor during the performance of such a contract, the Company's profit for such project could decrease, or the Company could experience a loss with respect to such contract that could have a material adverse effect on the Company's results of operations or financial condition, or both.

CONTROL BY MANAGEMENT

     At October 31, 1996, the officers and directors of the Company and its subsidiaries beneficially owned approximately 42% of the outstanding Common Stock but controlled approximately 73% of the voting power. Immediately after this Offering, the officers and directors of the Company beneficially will own approximately 29% of the outstanding Common Stock and will control approximately 61% of the voting power. Consequently, these persons will be able to exercise effective control over corporate actions and the outcomes of matters requiring a shareholder vote, including the election of directors. See "Principal and Selling Shareholders" and "Description of Capital Stock".

VOTING RIGHTS TIED TO DURATION OF STOCK OWNERSHIP; ANTI-TAKEOVER EFFECTS

     The Company's Restated Articles of Incorporation provide that each share of Common Stock that has been held by the same person for at least four consecutive years is entitled to five votes on each matter to be voted upon at shareholders' meetings, and all shares held for less than four years are entitled to one vote per share for each such matter. This charter provision could concentrate control in existing shareholders of the Company, increase the difficulty of removing the incumbent Board of Directors or management, diminish the likelihood that a potential buyer would make an offer for the Common Stock, and impede a transaction favorable to the interests of certain shareholders. Each purchaser of shares of Common Stock offered hereby will be entitled to one vote for each such share at all shareholders' meetings until such shares have been, in accordance with the Company's Restated Articles of Incorporation, continuously owned for a period of four years, in which case the holder will be entitled to five votes for each share on all matters submitted to shareholders. See "Description of Capital Stock -- Common Stock".

DEPENDENCE ON KEY MANAGEMENT

     The success of the Company's business will be materially dependent upon the continued services of its founder, Chairman, President and Chief Executive Officer, J.M. Bernhard, Jr., and other key officers and employees. The loss of Mr. Bernhard or such other key personnel due to death, disability or termination of employment could have a material adverse effect on the Company's results of operations or financial condition, or both.

POSSIBLE WORK STOPPAGE

     Certain of the Company's employees in the United States are represented by the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada, AFL-CIO (the "Union"). The Company experienced a Union-initiated work stoppage of five days in 1992 relating to the expiration and renegotiation of a collective bargaining agreement covering the Company's B.F. Shaw, Inc. subsidiary in Laurens, South Carolina. While the Company believes that its current relationship with its employees and the Union is generally good, the collective bargaining agreement between the Company and the Union regarding one of the Company's facilities was to have expired on November 30, 1996. The agreement has been extended indefinitely, but either the Company or the Union may cancel the agreement on ten business days prior written notice. The collective bargaining agreements covering two of the Company's other facilities are due to expire on December 31, 1996. See "Business -- Employees". A lengthy strike or other work stoppage at any of the Company's facilities could have a material adverse effect on the Company's results of operations or financial condition, or both.

RISKS ASSOCIATED WITH ISSUANCE OF PREFERRED STOCK

     The Company has available for issuance 5,000,000 shares of Preferred Stock, no par value, which the Board of Directors of the Company is authorized to issue, in one or more series, without any further action on the part of shareholders. In the event the Company issues a series of preferred stock in the future that has preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of Common Stock offered hereby could be adversely affected. See "Description of Capital Stock -- Preferred Stock". In addition, such an issuance could adversely impact the market price of the outstanding common stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS AND LOUISIANA LAW

     Certain provisions of the Restated Articles of Incorporation and Amended and Restated By-Laws of the Company and certain provisions of Louisiana law may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. Such provisions may therefore deprive the shareholders of the Company of opportunities to sell shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock -- Louisiana Fair Price and Control Acquisition Shares", "-- Classified Board of Directors", "-- Advance Notice Provisions for Certain Shareholder Actions", and "-- Super Majority Provisions".

VOLATILITY OF STOCK PRICE

     In the past, the Company has experienced significant fluctuations in the market price of its Common Stock, and, in the future, the market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company, such as market conditions generally and developments specifically related to the industrial piping industry. Additionally, the volume of daily trading in the Common Stock to date has been limited, and, as a result, the sale of a significant number of shares of

Common Stock by one or more shareholders within a relatively short time period could adversely affect the market price for the Common Stock. See "Price Range of Common Stock and Dividend Policy".

ABSENCE OF DIVIDENDS

     The Company has not paid any dividends on the Common Stock and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. In addition, the Company is subject to certain prohibitions on the payment of dividends under the terms of existing credit facilities. See "Price Range of Common Stock and Dividend Policy".

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the NYSE under the symbol "SGR". The Company delisted the Common Stock from the Nasdaq National Market on October 17, 1996, and the Common Stock commenced trading on the NYSE on October 18, 1996. The following table sets forth, for the quarterly periods indicated, the high and low sale prices per share for the Common Stock as reported on the Nasdaq National Market through October 17, 1996, and thereafter as reported by the NYSE, for the Company's two most recent fiscal years and for the current fiscal year to date.

                                                                        HIGH        LOW
                                                                        -----       ----
    Fiscal year ended August 31, 1995
      First quarter...................................................  $12 3/4     $ 2 3/4
      Second quarter..................................................    6 1/4       3 7/8
      Third quarter...................................................    8 11/32     5 5/8
      Fourth quarter..................................................   10 1/4       7 1/2
    Fiscal year ended August 31, 1996
      First quarter...................................................  $10 3/32    $ 8 1/4
      Second quarter..................................................   16 3/8       8 3/4
      Third quarter...................................................   20 5/8      14 1/4
      Fourth quarter..................................................   33 1/2      15 3/8
    Fiscal year ending August 31, 1997
      First quarter...................................................  $37         $21 7/8
      Second quarter (through December 17, 1996)......................   26          19 5/8

     The closing sale price of the Common Stock on December 17, 1996, as reported on the NYSE, was $21.00 per share. As of November 29, 1996, the Company had approximately 2,747 shareholders of record.

     The Company has not paid any dividends on the Common Stock and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. Accordingly, no dividends are expected to be declared or paid on the Common Stock for the foreseeable future. The declaration of dividends is at the discretion of the Company's Board of Directors. The Company's dividend policy will be reviewed by the Board of Directors at such future time as may be appropriate in light of relevant factors at the time; however, the Company is subject to certain prohibitions on the payment of dividends under the terms of existing credit facilities.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $39.3 million ($47.2 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and other expenses payable by the Company. All of such proceeds will be used to repay outstanding amounts on the Company's revolving line of credit, which is generally used by the Company for working capital purposes. Approximately $12.0 million of the Company's line of credit was used to fund a portion of the acquisition costs of Word and APP. As of December 5, 1996, the Company had outstanding $60.2 million under its revolving line of credit, which bears interest at 7.38% and which expires on March 31, 1999. Repayments to the line of credit are made through a lockbox arrangement as the Company's customers remit payments on outstanding accounts receivable.

     Pending the use of the net proceeds of this Offering, such funds will be invested in short-term, interest-bearing, investment-grade securities.

                                 CAPITALIZATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table sets forth the consolidated capitalization of the Company at August 31, 1996 (i) on an actual historical basis, (ii) as adjusted to reflect the issuance of the Common Stock offered by the Company hereby and the application of the net proceeds therefrom and (iii) pro forma, as adjusted, to reflect the issuance of the Common Stock offered by the Company hereby and the proposed acquisition of NAPTech. This table should be read in conjunction with the Company's Consolidated Financial Statements and "Pro Forma Condensed Consolidated Financial Statements", including the notes thereto, contained elsewhere in this Prospectus.

                                                                       AT AUGUST 31, 1996
                                                            ----------------------------------------
                                                                                         PRO FORMA,
                                                             ACTUAL      AS ADJUSTED     AS ADJUSTED
                                                            --------     -----------     -----------
Short-term borrowings and current portion of long-term
  debt(1)................................................   $ 52,839      $  13,539       $  21,255
                                                            --------       --------        --------
Long-term debt, excluding current portion(1).............     32,158         32,158          32,158
                                                            --------       --------        --------
Shareholders' equity:
  Preferred Stock, no par value, 5,000,000 shares
     authorized; no shares issued and outstanding........         --             --              --
  Common Stock, no par value, 50,000,000 shares
     authorized; 16,186,218 shares issued (18,186,218
     shares as adjusted and 18,553,008 shares pro forma,
     as adjusted); 9,523,302 shares outstanding
     (11,523,302 shares as adjusted and 11,890,092 shares
     pro forma, as adjusted)(2)..........................     50,120         89,420          95,875
  Retained earnings......................................     30,030         30,030          25,750
  Less: 6,662,916 shares held in treasury, at cost.......     (6,828)        (6,828)         (6,828)
                                                            --------       --------        --------
          Total shareholders' equity.....................     73,322        112,622         114,797
                                                            --------       --------        --------
Total capitalization.....................................   $158,319      $ 158,319       $ 168,210
                                                            ========       ========        ========

---------------

(1) Includes obligations under capital leases.

(2) Does not include 552,125 shares subject to options that have been granted pursuant to the Company's 1993 Employee Stock Option Plan and 1996 Non-Employee Director Stock Option Plan. See "Description of Capital Stock".

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     Set forth on the following pages are the unaudited pro forma condensed consolidated statements of income of the Company for the year ended August 31, 1996 and the unaudited pro forma condensed consolidated balance sheet of the Company at August 31, 1996. The unaudited pro forma condensed consolidated statement of income for the year ended August 31, 1996 is presented (i) giving effect to the acquisition of Word and the acquisition of APP (together, the "1996 Acquisitions") and this Offering and (ii) giving effect to the 1996 Acquisitions, the proposed acquisition of NAPTech and this Offering. The unaudited pro forma condensed consolidated balance sheet gives effect to this Offering and the proposed acquisition of NAPTech. The unaudited pro forma condensed consolidated statement of income assumes that the 1996 Acquisitions, the proposed acquisition of NAPTech and this Offering occurred at September 1, 1995, and the unaudited pro forma condensed consolidated balance sheet assumes that the proposed acquisition of NAPTech and this Offering occurred at August 31, 1996. The pro forma financial information assumes that the proposed acquisition of NAPTech will be accounted for using the pooling-of-interests method of accounting, while the 1996 Acquisitions were accounted for using the purchase method of accounting.

     The following pages set forth (i) historical condensed consolidated statements of income of the Company for the years ended August 31, 1994, 1995, and 1996 and (ii) condensed consolidated statements of income of the Company for the years ended August 31, 1994, 1995, and 1996 restated to reflect the proposed acquisition of NAPTech as a pooling of interests which include NAPTech's results of operations for the years ended April 1, 1994, and March 31, 1995, and the twelve months ended June 30, 1996, respectively. Assuming the proposed acquisition of NAPTech is consummated, the Company expects that these pro forma condensed consolidated statements of income will become the restated historical statements of income of the Company upon the publication of combined financial results of the Company and NAPTech covering a period subsequent to the consummation of the acquisition of NAPTech.

     The unaudited pro forma condensed consolidated statement of income for the fiscal year ended August 31, 1996, for both the historical and restated presentations, combines the historical condensed consolidated statements of income of (i) the Company for the twelve months ended August 31, 1996, (ii) APP for the six months ended February 29, 1996 (the period prior to the date of acquisition by the Company) and (iii) Word for the five months ended January 30, 1996 (the period prior to the date of acquisition by the Company).

     The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with (i) the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere herein, (ii) the audited historical consolidated financial statements of Word for the year ended December 31, 1994, and related notes, and the unaudited historical consolidated financial statements of Word for the year ended December 31, 1995, filed with the Company's Current Report on Form 8-K/A-1 filed on March 29, 1996 and (iii) the historical combined financial statements of APP for the year ended July 31, 1995, and the six months ended January 31, 1996, and related notes filed with the Company's Current Report on Form 8-K/A-1 filed on June 19, 1996.

     The following pro forma information is not necessarily indicative of the results that might have occurred had the transactions taken place at the beginning of any of the periods specified and is not intended to be a projection of future results.

                              THE SHAW GROUP INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Set forth below are (i) the historical condensed consolidated statements of income of the Company for the years ended August 31, 1994, 1995 and 1996 and
(ii) a pro forma condensed consolidated statement of income for the year ended August 31, 1996 giving effect to the 1996 Acquisitions and this Offering.

                                                                                                               PRO FORMA
                                                                    HISTORICAL                         --------------------------
                                               ----------------------------------------------------       1996
                                                                                                       ACQUISITIONS   YEAR ENDED
                                                      YEAR ENDED AUGUST 31,                                AND        AUGUST 31,
                                               ------------------------------------       1996          OFFERING         1996
                                                 1994          1995          1996     ACQUISITIONS     ADJUSTMENTS    AS ADJUSTED
                                               --------      --------      --------   -------------    -----------    -----------
Sales........................................  $113,177      $135,265      $222,017      $43,268                       $ 265,285
Cost of sales................................    96,523       110,578       180,835       36,119         $  (163)(a)     216,791
                                               --------      --------      --------      -------        --------        --------
        Gross profit.........................    16,654        24,687        41,182        7,149             163          48,494
General and administrative expenses..........    11,631        15,023        25,202        6,080               9(b)       31,454
                                                                                                             (78)(c)
                                                                                                              (9)(a)
                                                                                                             250(d)
                                               --------      --------      --------      -------        --------        --------
        Operating income.....................     5,023         9,664        15,980        1,069              (9)         17,040
Interest expense.............................    (1,731)       (2,829)       (3,970)        (715)           (468)(e)      (2,002)
                                                                                                             468(f)
                                                                                                             715(g)
                                                                                                           1,968(h)
Other income, net............................       293           236           880          559                           1,439
                                               --------      --------      --------      -------        --------        --------
Income before income taxes...................     3,585         7,071        12,890          913           2,674          16,477
Provision for income taxes...................     1,368         2,217         4,216          659             646(j)        5,521
                                               --------      --------      --------      -------        --------        --------
Income before earnings from unconsolidated
  entities...................................     2,217         4,854         8,674          254           2,028          10,956
Earnings from unconsolidated entities........       792          (588)          103           --                             103
                                               --------      --------      --------      -------        --------        --------
Income before extraordinary item.............  $  3,009      $  4,266      $  8,777      $   254         $ 2,028       $  11,059
                                               ========      ========      ========      =======        ========        ========
Income per common share before extraordinary
  item.......................................  $   0.39(k)   $   0.50      $   0.94                                    $    0.94
                                               ========      ========      ========                                     ========
Weighted average number of common shares
  outstanding................................     7,744         8,552         9,325                                       11,741(l)
                                               ========      ========      ========                                     ========

     Set forth below are (i) the condensed consolidated statements of income of the Company for the years ended August 31, 1994, 1995 and 1996, as such statements would be required to be restated (in connection with pooling-of-interests method of accounting) if the proposed acquisition of NAPTech is consummated and (ii) a pro forma condensed consolidated statement of income for the year ended August 31, 1996 giving effect to such restatement and to the 1996 Acquisitions and this Offering.

                                                                                                               PRO FORMA
                                                               RESTATED HISTORICAL                     --------------------------
                                               ----------------------------------------------------       1996
                                                                                                       ACQUISITIONS   YEAR ENDED
                                                      YEAR ENDED AUGUST 31,                                AND        AUGUST 31,
                                               ------------------------------------       1996          OFFERING         1996
                                                 1994          1995          1996     ACQUISITIONS     ADJUSTMENTS    AS ADJUSTED
                                               --------      --------      --------   -------------    -----------    -----------
Sales........................................  $130,663      $156,922      $249,358      $43,268                       $ 292,626
Cost of sales................................   112,005       130,715       209,211       36,119         $  (163)(a)     245,167
                                               --------      --------      --------      -------         -------        --------
        Gross profit.........................    18,658        26,207        40,147        7,149             163          47,459
General and administrative expenses..........    12,617        16,460        26,679        6,080               9(b)       32,931
                                                                                                             (78)(c)
                                                                                                              (9)(a)
                                                                                                             250(d)
                                               --------      --------      --------      -------         -------        --------
        Operating income.....................     6,041         9,747        13,468        1,069              (9)         14,528
Interest expense.............................    (2,365)       (3,465)       (4,823)        (715)           (468)(e)      (2,225)
                                                                                                             468(f)
                                                                                                             715(g)
                                                                                                           1,745(h)
                                                                                                             853(i)
Other income, net............................       304           245           923          559                           1,482
                                               --------      --------      --------      -------         -------        --------
Income before income taxes...................     3,980         6,527         9,568          913           3,304          13,785
Provision for income taxes...................     1,508         2,027         3,053          659             866(m)        4,578
                                               --------      --------      --------      -------         -------        --------
Income before earnings from unconsolidated
  entities...................................     2,472         4,500         6,515          254           2,438           9,207
Earnings from unconsolidated entities........       751          (588)          103           --                             103
                                               --------      --------      --------      -------         -------        --------
Income before extraordinary item.............  $  3,223      $  3,912      $  6,618      $   254         $ 2,438       $   9,310
                                               ========      ========      ========      =======         =======        ========
Income per common share before extraordinary
  item.......................................  $   0.40(k)   $   0.44      $   0.68                                    $    0.77
                                               ========      ========      ========                                     ========
Weighted average number of common shares
  outstanding................................     8,111         8,919         9,692                                       12,108(l)
                                               ========      ========      ========                                     ========

                              THE SHAW GROUP INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AT AUGUST 31, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                                              PRO FORMA
                                                                                                    -----------------------------
                                                                                                      NAPTECH
                                                                                                        AND
                                     HISTORICAL       OFFERING                         HISTORICAL    OFFERING
                                        SHAW         ADJUSTMENTS      AS ADJUSTED      NAPTECH      ADJUSTMENTS       AS ADJUSTED
                                     ----------      -----------      -----------      -------      -----------       -----------
Current assets:
  Cash..........................      $  2,932        $      --        $   2,932       $    9         $                $   2,941
  Accounts receivable...........        71,286                            71,286        5,919                             77,205
  Receivables from
    unconsolidated entities.....           701                               701                                             701
  Inventories...................        66,412                            66,412          898                             67,310
  Prepaid expenses..............         2,039                             2,039                                           2,039
  Other.........................         1,635                             1,635          401                              2,036
                                      --------          -------         --------       -------        -------           --------
        Total current assets....       145,005               --          145,005        7,227              --            152,232
Investment in unconsolidated
  entities......................         1,921                             1,921            0              --              1,921
Property and equipment..........        60,083               --           60,083        7,200              --             67,283
Less: Accumulated depreciation
  (including amortization of
  assets acquired under capital
  leases).......................        (9,195)                           (9,195)      (2,635)                           (11,830)
                                      --------          -------         --------       -------        -------           --------
                                        50,888               --           50,888        4,565              --             55,453
Notes receivable from related
  party.........................           625                               625                                             625
Other assets, net...............         6,927                             6,927           63           2,636 (n)          9,626
                                      --------          -------         --------       -------        -------           --------
Total assets....................      $205,366        $      --        $ 205,366       $11,855        $ 2,636          $ 219,857
                                      ========          =======         ========       =======        =======           ========
                                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Outstanding checks............      $  3,105                         $   3,105       $                               $   3,105
  Accounts payable..............        25,762                            25,762        3,217                             28,979
  Accrued liabilities...........         8,843                             8,843          536                              9,379
  Current maturities of
    long-term debt..............         3,449                             3,449        1,367         $(1,367)(p)          3,449
  Revolving line of credit......        49,322        $ (39,300)(o)       10,022                        7,716 (p)         17,738
  Current obligations under
    capital leases..............            68                                68                                              68
  Deferred
    revenue -- prebilled........         1,839                             1,839                                           1,839
  Advance billings..............         2,991                             2,991          399                              3,390
                                      --------          -------         --------       -------        -------           --------
        Total current
          liabilities...........        95,379          (39,300)          56,079        5,519           6,349             67,947
Long-term debt, less current
  maturities....................        32,113                            32,113        6,349          (6,349)(p)         32,113
Obligations under capital
  leases, less current
  maturities....................            45                                45                                              45
Deferred income taxes...........         4,507                             4,507           --             448 (n)          4,955
Shareholders' equity:
  Common stock..................        50,120           39,300 (q)       89,420           51             382 (n)         95,875
                                                                                                        6,022 (r)
  Paid in capital...............            --                                --        6,022          (6,022)(r)             --
  Retained earnings.............        30,030                            30,030       (6,086)          1,806 (n)         25,750
  Treasury stock................        (6,828)                           (6,828)                                         (6,828)
                                      --------          -------         --------       -------        -------           --------
        Total shareholders'
          equity................        73,322           39,300          112,622          (13)          2,188            114,797
                                      --------          -------         --------       -------        -------           --------
Total liabilities and
  shareholders' equity..........      $205,366        $      --        $ 205,366       $11,855        $ 2,636          $ 219,857
                                      ========          =======         ========       =======        =======           ========

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following notes set forth the assumptions used in preparing the unaudited Pro Forma Condensed Consolidated Financial Statements. The pro forma adjustments are based on estimates made by the Company's management using information currently available. As a result, the pro forma adjustments discussed below are subject to change pending the completion of the acquisition of NAPTech.

     The adjustments to the accompanying unaudited pro forma condensed consolidated statements of income are described below:

     (a) To adjust depreciation on the APP assets acquired based on their adjusted value per the purchase price allocation.

     (b) To adjust depreciation on the Word assets acquired based on their adjusted value per the purchase price allocation.

     (c) To eliminate Word intercompany rent expense due to the acquisition of the plant and office building from an affiliated entity.

     (d) To adjust compensation for certain APP employees to conform with contractual agreements entered into in connection with the acquisition of APP.

     (e) To record additional interest expense due to the net increase in debt resulting from the 1996 Acquisitions.

     (f) To record a reduction in interest expense associated with the application of a portion of the net proceeds of this Offering to pay down debt of approximately $12 million used to finance the 1996 Acquisitions.

     (g) To record a reduction in interest expense associated with the application of a portion of the net proceeds of this Offering to pay down debt of Word of approximately $0.3 million and APP of approximately $11.9 million assumed by the Company.

     (h) To record a reduction in interest expense associated with the application of a portion of the net proceeds of this Offering to pay down the revolving line of credit of the Company.

     (i) To record a reduction in interest expense associated with the application of a portion of the net proceeds of this Offering to pay down all of the outstanding indebtedness of NAPTech assumed by the Company.

     (j) To record the income tax provision related to the net loss from the acquisition of Word, the income of an affiliate of APP and the effect of pro forma adjustments.

     (k) Excludes $0.05 per share ($370,455) for the year ended August 31, 1994, and $0.04 per share on a restated basis for the year ended August 31, 1994, attributable to a gain on the early retirement of certain debt instruments (after income tax).

     (l) Pro forma common shares outstanding include 385,000 shares of Common Stock issued in connection with the acquisition of Word; 541,177 shares of Common Stock issued in connection with the acquisition of APP; 2,000,000 shares of Common Stock issued in connection with this Offering; and, where appropriate, 366,790 shares of Common Stock to be issued in connection with the acquisition of NAPTech. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Acquisitions".

     (m) To record the income tax provision related to the net loss from the acquisitions of Word and NAPTech, the income of an affiliate of APP and the effect of pro forma adjustments.

     The adjustments to the accompanying unaudited pro forma condensed consolidated balance sheet are described below:

     (n) To record the deferred tax assets of $2.6 million relating to tax benefits of NAPTech and to record the deferred tax liability of $448,000 relating to differences in the book and tax basis of the net assets of NAPTech.

     (o) To record the assumed net reduction of indebtedness of the Company through the application of a portion of the net proceeds to the Company from this Offering.

     (p) To record the reduction of indebtedness of NAPTech assumed by the Company through the application of proceeds from the Company's revolving line of credit.

     (q) To record the issuance by the Company of 2,000,000 shares of Common Stock and related net proceeds of $39,300,000 received in this Offering.

     (r) To record the issuance by the Company of 366,790 shares of Common Stock relating to the pooling of interests with NAPTech. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Acquisitions".

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents, for the periods and as of the dates indicated, selected statement of income data and balance sheet data of the Company on a consolidated basis. The selected historical consolidated financial data for each of the three fiscal years in the period ended August 31, 1996 presented below have been derived from the Company's audited consolidated financial statements. Such data should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                  YEAR ENDED AUGUST 31,
                                                           ------------------------------------
                                                             1994          1995          1996
                                                           --------      --------      --------
STATEMENT OF INCOME DATA:
  Sales..................................................  $113,177      $135,265      $222,017
  Cost of sales..........................................    96,523       110,578       180,835
                                                           --------      --------      --------
  Gross profit...........................................    16,654        24,687        41,182
  General and administrative expenses....................    11,631        15,023        25,202
                                                           --------      --------      --------
  Operating income.......................................     5,023         9,664        15,980
  Interest expense.......................................    (1,731)       (2,829)       (3,970)
  Other income, net......................................       293           236           880
                                                           --------      --------      --------
  Income before income taxes.............................     3,585         7,071        12,890
  Provisions for income taxes............................     1,368         2,217         4,216
                                                           --------      --------      --------
  Income before earnings (losses) from unconsolidated
     entities............................................     2,217         4,854         8,674
  Earnings (losses) from unconsolidated entities.........       792          (588)          103
                                                           --------      --------      --------
  Income before extraordinary item.......................     3,009         4,266         8,777
  Extraordinary item, less applicable income taxes.......       370            --            --
                                                           --------      --------      --------
  Net income.............................................  $  3,379      $  4,266      $  8,777
                                                           ========      ========      ========
  Income per common share before extraordinary item(1)...  $   0.39      $   0.50      $   0.94
  Extraordinary item per common share....................      0.05            --            --
                                                           --------      --------      --------
  Net income per common share(1).........................  $   0.44      $   0.50      $   0.94
                                                           ========      ========      ========
  Weighted average number of common shares outstanding...     7,744         8,552         9,325
                                                           ========      ========      ========

BALANCE SHEET DATA:                                                           AT AUGUST 31, 1996
                                                                              ------------------
  Working capital...........................................................       $ 49,626
  Total assets..............................................................        205,366
  Long-term debt and capital lease obligations, net of current maturities...         32,158
  Shareholders' equity......................................................         73,322

---------------

(1) If the acquisition of NAPTech is consummated, the Company expects that the historical financial statements of the Company would be restated, with the effect that income per common share before extraordinary item would be $0.40, $0.44 and $0.68 and net income per common share would be $0.44, $0.44 and $0.68 for the years ended August 31, 1994, 1995 and 1996, respectively. See "Pro Forma Condensed Consolidated Financial Statements".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto and selected financial data, included elsewhere in this document.

RECENT ACQUISITIONS

     On April 29, 1994, the Company acquired the business of Fronek Company, Inc. ("FCI"), an engineering firm with offices located in Englewood, New Jersey and Toronto, Canada, and F.C.I. Pipe Support Sales, Inc. ("PSSI"), a pipe support fabrication facility located in Longview, Texas. These acquisitions were completed through the issuance of 75,000 shares of the Company's Common Stock valued at $1.4 million and cash of $2.1 million. In addition, the Company agreed to issue options to acquire up to 57,000 shares of the Company's Common Stock and make additional cash payments up to $300,000 based on the future earnings of the Company's subsidiaries managed by the former owner of FCI and PSSI through 1997. See Note 3 to the Company's Consolidated Financial Statements.

     On December 15, 1994, the Company acquired the 50% interest of the other participant in the Shaw-Formiconi joint venture located in Venezuela, together with the concurrent acquisition of certain land, buildings and other assets used by the venture. The total amount of the purchase price related to this acquisition, including the selling participant's share of joint venture profits, was approximately $2.9 million. The Company had previously accounted for its investment in the joint venture as an unconsolidated subsidiary under the equity method. Since December 15, 1994, the Venezuelan operation has operated as a wholly owned subsidiary and is included as a consolidated subsidiary in the Company's consolidated statements since that date. See Notes 3 and 5 to the Company's Consolidated Financial Statements.

     On January 16, 1996, the Company purchased certain assets and assumed certain liabilities of Word, TS&M Corporation and T.N. Word and certain of Mr. Word's family members. The acquisition of Word increased the Company's production capacity and added a facility in Tulsa, Oklahoma. The total purchase price related to the acquisition was approximately $4.2 million, consisting of the issuance of 385,000 shares of the Company's Common Stock valued at $3.4 million and cash and other consideration of approximately $750,000. See Note 3 of the Notes to Consolidated Financial Statements.

     Effective March 1, 1996, the Company acquired all of the outstanding capital stock of APP, a leading United States manufacturer of specialty stainless and carbon steel pipe fittings and other stainless pipe products, and the assets of an APP-related entity, Speedline. In connection with the acquisition of APP, the Company issued 541,177 shares of the Company's Common Stock valued at $6.8 million and paid cash of $11.6 million. See Note 3 of the Notes to Consolidated Financial Statements.

     Shaw has entered into an agreement to acquire NAPTech, Inc., a fabricator of industrial piping systems and engineered piping modules located in Clearfield, Utah. In connection with the acquisition, pursuant to the acquisition agreement as it was most recently proposed to be amended, the Company would issue up to an aggregate of 366,790 shares of the Company's Common Stock in exchange for NAPTech, Inc. and the 335,000 square foot facility that NAPTech, Inc. currently leases from a related entity. For the fiscal years ended March 29, 1996 and March 31, 1995, NAPTech, Inc. reported revenues of $24.9 million and $21.7 million, respectively, and net losses of $3.1 million and $224,000, respectively. In addition, at June 30, 1996, NAPTech had an accumulated deficit of $6.1 million and, for the three months ended June 30, 1996, net cash used by operating activities was $2.0 million. Although NAPTech has experienced historical operating and liquidity difficulties, the Company does not expect such difficulties to continue after the NAPTech acquisition due in part to the Company's materials purchasing power and fabrication expertise. If consummated, the Company believes that it could expect benefits from the acquisition of NAPTech to include, among other things, increased fabrication capacity and additional induction pipe bending capabilities. In addition, NAPTech estimates it had a backlog of approximately $39.0 million at August 31, 1996, which primarily consisted of a large mining industry project. The acquisition of NAPTech would be subject to various conditions, including, without limitation, the approval of Shaw's Board of Directors and NAPTech's shareholders, as well as necessary regulatory approvals. In addition, if consummated, the Company expects that the acquisition of NAPTech would be accounted for as a pooling of interests and, accordingly, would result in a restatement of the Company's financial statements for the year ended August 31, 1994 and subsequent periods. See "Pro Forma Condensed Consolidated Financial Statements". To date, the Company and the owners of NAPTech have been unable to agree upon an exchange ratio with respect to the number of shares of Common Stock to be issued in consideration for the outstanding capital stock of NAPTech. Although there can be no assurance that the Company and the owners of NAPTech will be able to agree on an appropriate exchange ratio, the Company anticipates that it will be able to do so in the next several months and may have to increase the number of shares of Common Stock to be issued.

RESULTS OF OPERATIONS

     General

     The following table sets forth, for the periods indicated, the percentages of the Company's sales that certain income and expense items represent.

                                                                           YEAR ENDED
                                                                           AUGUST 31,
                                                                  -----------------------------
                                                                  1994        1995        1996
                                                                  -----       -----       -----
Sales...........................................................  100.0%      100.0%      100.0%
Cost of sales...................................................   85.3        81.8        81.4
                                                                  -----       -----       -----
Gross profit....................................................   14.7        18.2        18.6
General and administrative expenses.............................   10.3        11.1        11.4
                                                                  -----       -----       -----
Operating income................................................    4.4         7.1         7.2
Interest expense................................................   (1.5)       (2.1)       (1.8)
Other income, net...............................................    0.3         0.2         0.4
                                                                  -----       -----       -----
Income before income taxes......................................    3.2         5.2         5.8
Provision for income taxes......................................    1.2         1.6         1.9
                                                                  -----       -----       -----
Income before earnings (losses) from unconsolidated entities....    2.0         3.6         3.9
Earnings (losses) from unconsolidated entities..................    0.7        (0.4)        0.1
                                                                  -----       -----       -----
Income before extraordinary item................................    2.7         3.2         4.0
Extraordinary item, less applicable income taxes................    0.3          --          --
                                                                  -----       -----       -----
Net income......................................................    3.0%        3.2%        4.0%
                                                                  =====       =====       =====

     Fiscal 1996 Compared to Fiscal 1995

     Sales increased $86.7 million, or 64.1%, for fiscal 1996 to $222.0 million from $135.3 million for fiscal 1995. This increase was due primarily to increased sales for projects in the domestic chemical and refinery sectors and the international power sector, as well as to the acquisitions of Word and APP, which contributed approximately $15.6 million and $25.1 million, respectively, in sales from their respective dates of acquisition.

     The Company's sales by geographic region were as follows:

                                                       FISCAL 1995                        FISCAL 1996
                                            -----------------------------          --------------------------
                                            (IN MILLIONS)             %            (IN MILLIONS)         %
                                            -------------          ------          -------------       ------
    Geographic Region:
      U.S.A................................     $ 86.2              63.7%             $146.3             65.9%
      Far East/Pacific Rim.................       24.3              18.0                39.6             17.8
      Middle East..........................        4.2               3.1                21.4              9.6
      Latin America........................       20.5              15.2                 2.6              1.2
      Europe...............................         --                --                 9.0              4.1
      Other................................        0.1               0.0                 3.1              1.4
                                                ------              ----              ------            -----
                                                $135.3              00.0%             $222.0            100.0%
                                                ======              ====              ======            =====

     The Company's sales by industry sector were as follows:

                                                    FISCAL 1995                            FISCAL 1996
                                            ----------------------------          ----------------------------
                                            (IN MILLIONS)           %             (IN MILLIONS)           %
                                            -------------         ------          -------------         ------
    Industry Sector:
      Power................................     $ 59.2            43.8%              $ 86.7              39.0%
      Refining.............................       39.2            29.0                 62.4              28.1
      Chemical.............................       33.5            24.7                 62.1              28.0
      Other................................        3.4             2.5                 10.8               4.9
                                                ------            ----               ------             -----
                                                $135.3            00.0%              $222.0             100.0%
                                                ======            ====               ======             =====

     The gross margin for fiscal 1996 increased to 18.6% from 18.2% for the prior year. The increase was attributable primarily to the increase in international projects with their generally higher profit margins, improvement in pricing in the domestic market and contributions from the APP and Word subsidiaries. These improvements in gross margins were offset to a large extent by a substantial decrease in sales and gross profits from the company's Venezuelan facility, which historically has achieved higher gross margin percentages than the Company's domestic subsidiaries. The Company does not expect significant contributions in sales or profits, if any, from its Venezuelan subsidiary until at least the second quarter of fiscal 1997.

     General and administrative expenses were $25.2 million for fiscal 1996, compared to $15.0 million for the prior year. The $10.2 million increase was due primarily to the integration of Word and APP into Shaw's business and to the variable costs associated with the increased sales.

     Interest expense for fiscal 1996 was $4.0 million, up 40.3% from the $2.8 million incurred in fiscal 1995, primarily due to increased borrowing resulting from the expansion of business, billing delays, and the acquisitions of APP and Word in 1996. Beginning in the fourth quarter of fiscal 1995, the Company has benefitted from new loan and security agreements with commercial lenders and insurance companies, as well as an industrial revenue bond financing, that reduced overall interest rates applicable to the Company and helped reduce the impact of the aforementioned increased borrowings.

     The Company's effective tax rates for fiscal 1996 and 1995 were 32.7% and 31.4%, respectively. The increase in the fiscal 1996 tax rates, as compared to the same period the prior year, was primarily due to an increased proportion of the Company's net profit in the domestic market due in part to the integration of APP and Word into the Company's operations.

     Fiscal 1995 Compared to Fiscal 1994

     Sales increased by 19.5% for fiscal 1995 to $135.3 million from $113.2 million for fiscal 1994. Gross profit increased 48.2% to $24.7 million for fiscal 1995 from $16.7 million for fiscal 1994. Both sales and gross profits were positively impacted by the increase in international sales which have historically generated higher profit margins. International sales for fiscal 1995 included $9.4 million of sales by the Company's Venezuelan subsidiary, which became a wholly owned subsidiary in December 1994. In addition, fiscal 1995 sales included $10.2 million of sales by the Company's engineering and pipe support fabrication subsidiaries, which were acquired in April 1994.

     The Company's sales by geographic region were as follows:

                                                                           FISCAL 1995
                                                                ---------------------------------
                                                                (IN MILLIONS)             %
                                                                -------------          ------
        Geographic Region:
          U.S.A................................................    $  86.2                   63.7%
          Far East/Pacific Rim.................................       24.3                   18.0
          Middle East..........................................        4.2                    3.1
          Latin America........................................       20.5                   15.2
          Other................................................        0.1                    0.0
                                                                    ------                  -----
                                                                   $ 135.3                  100.0%
                                                                    ======                  =====

     International sales by geographic region are not available for fiscal 1994.

     The Company's sales by industry sector were as follows:

                                                       FISCAL 1994                            FISCAL 1995
                                            ---------------------------------      ---------------------------------
                                            (IN MILLIONS)             %            (IN MILLIONS)             %
                                            -------------          ------          -------------          ------
    Industry Sector:
      Power................................    $  57.7                   51.0%        $  59.2                   43.8%
      Refining.............................       31.7                   28.0            39.2                   29.0
      Chemical.............................       20.4                   18.0            33.5                   24.7
      Other................................        3.4                    3.0             3.4                    2.5
                                                ------                  -----          ------                  -----
                                               $ 113.2                  100.0%        $ 135.3                  100.0%
                                                ======                  =====          ======                  =====

     Gross margins for fiscal 1995 increased to 18.2% from 14.7% for fiscal 1994. This increase was due to higher margins on international projects, primarily attributable to work performed by the Company's Venezuelan subsidiary, as well as improvement in the domestic market in the third and fourth quarters of fiscal 1995. Fiscal 1994 gross margins were down due to a number of domestic projects that were adversely affected by competitive pricing, quick delivery requirements and/or productivity difficulties. These factors also impacted gross margins for the first and second quarters of fiscal 1995.

     General and administrative expenses for fiscal 1995 increased by $3.4 million to $15.0 million as compared to $11.6 million in fiscal 1994. This increase was due primarily to $1.5 million in additional overhead attributable to the Company's engineering and pipe support fabrication subsidiaries and a $1.2 million increase in overhead relating to the Company's international operations. The remaining $700,000 increase was due primarily to variable costs associated with increased sales levels.

     The Company's effective tax rates for fiscal 1995 and fiscal 1994 were 31.4% and 38.2%, respectively. The decrease in fiscal 1995 from fiscal 1994 was primarily due to tax benefits derived from export sales and lower state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operations was $20.0 million for fiscal 1996, compared to net cash provided by operations of $5.5 million for fiscal 1995. For fiscal 1996, net cash used in operations was a result primarily of increases of $16.1 million in receivables and $21.1 million in inventories, partially offset by an increase of $8.3 million in accounts payable.

     The increase in receivables was primarily attributable to a higher volume of sales activity for fiscal 1996. During the year, the Company experienced some billing delays due to an increased number of contracts with intricate and time consuming billing provisions. At the end of fiscal 1996, there has been a shift in the contract mix, and the Company has substantially eliminated these billing delays.

     Inventories increased due to the procurement of material for current and future sales activities, which are expected to exceed historical levels, based upon the Company's backlog at August 31, 1996 of approximately

$154.0 million. The increase in inventories was primarily financed by the increase in accounts payable and increases in the Company's revolving credit agreement.

     Net cash used in investing activities was $25.6 million for fiscal 1996, compared to $2.7 million for fiscal 1995. During fiscal 1996, the Company invested $0.8 million in cash in connection with the acquisition of Word and a net $8.7 million of cash in connection with the acquisition of APP. In addition, the Company purchased $18.1 million of property and equipment in fiscal 1996. Major property and equipment purchases include $2.3 million for an induction bending machine for the Company's subsidiary in Laurens, South Carolina; $2.6 million for an induction bending machine and $2.8 million of facility expansion for the Company's subsidiary in Walker, Louisiana; $2.0 million of assets at the Company's Venezuelan subsidiary; and $3.7 million of transportation equipment.

     Net cash provided by financing activities was $48.8 million for fiscal 1996, compared to $2.6 million used for fiscal 1995. For fiscal 1996, $30.5 million of cash was provided from the Company's revolving line of credit facility under the Company's loan and security agreement with its commercial lenders. The revolving line of credit facility has been used generally to provide working capital and fund fixed asset purchases and acquisitions. During fiscal 1996, the Company borrowed $21.1 million in term debt. The borrowings were used primarily to refinance $5.8 million of APP's debt, pay down $3.8 million of revolving debt and purchase two induction bending machines aggregating $4.9 million and transportation equipment totaling $2.8 million.

     Concurrent with the acquisition of APP, the Company amended its loan and security agreement with its commercial lenders to provide for a revolving line of credit of up to $70.0 million, depending upon the Company's collateral base (which consists primarily of certain eligible amounts of receivables and inventory) and up to $10.0 million in term loans at an interest rate based upon, at the Company's option, either the London Interbank Offering Rate ("LIBOR") plus 85 to 200 basis points or prime rate plus zero to 75 basis points, depending on certain financial ratios. Pursuant to the amended loan and security agreement, the Company makes daily draws against the line of credit to fund its cash disbursements. Repayments to the line of credit are made through a lockbox arrangement as the Company's customers remit payments on outstanding accounts receivable. The line of credit facility expires on March 31, 1999, and the term loans expire on March 31, 2001. The effective interest rate at August 31, 1996 for the line of credit and the term loans was 7.0%.

     In September 1995, the Company obtained industrial development bond financing of $4.0 million. Approximately $2.3 million of the bond proceeds were used to purchase a bending machine for the Laurens, South Carolina facility in November 1995. The remaining balance is held in short-term marketable securities until used for other capital improvements at such facility. The loan is due September 1, 2005 and is secured by a letter of credit issued under the loan and security agreement with the Company's commercial lenders. The loan has a variable interest rate, with the effective interest rate at August 31, 1996 being 3.95%.

     In addition, since February 29, 1996, the Company has obtained an aggregate of $16.9 million in term loans from a commercial lender and an insurance company. The loans, which are secured by equipment, and real estate, have terms ranging from five to seven years and variable interest rates based upon LIBOR plus 160 basis points and 30-day commercial paper rates plus 190 and 235 basis points for the equipment and real estate loans, respectively. The effective rates at November 25, 1996 ranged from 7.10% to 7.74%.

     The Company believes that its current financing arrangements are sufficient to support its operations for the foreseeable future.

MATERIAL CHANGES IN FINANCIAL CONDITION

     The Company's current assets increased by $64.4 million from $80.6 million at August 31, 1995 to $145.0 million at August 31, 1996. The increase resulted primarily from increases in inventories of $38.0 million and accounts receivable of $23.0 million. Receivables increased primarily due to increased sales levels and acquisitions, and inventories increased primarily due to current and future production requirements and acquisitions. At August 31, 1996, approximately $23.4 million of the inventories and $9.5 million of the receivables were attributable to the newly acquired Word and APP subsidiaries.

     Property and equipment increased by $33.7 million to $60.1 million at August 31, 1996 from $26.4 million at August 31, 1995. This increase resulted primarily from the $12.3 million of property and equipment acquired in the acquisition of APP, the $5.4 million of property and equipment acquired in the acquisition of Word, the purchase of two induction bending machines aggregating $4.9 million, $4.8 million in fixed asset additions relating to the expansion of the facilities for the Company's subsidiaries in Walker, Louisiana and Venezuela, and transportation equipment of $3.7 million.

     The Company's current liabilities increased $54.8 million from $40.6 million at August 31, 1995 to $95.4 million at August 31, 1996. The increase is due primarily to increases of $35.3 million in the revolving line of credit and $10.7 million in accounts payable. The increases in accounts payable and the revolving line of credit were used to finance the Company's increase in accounts receivable, inventories, fixed asset purchases and acquisitions.

FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     In December 1990, Statement of Financial Accounting Standards No. 106, Employer's Accounting for Post-Retirement Benefits Other Than Pensions ("SFAS 106"), was issued and required to be adopted by the Company no later than fiscal 1994. The Company presently offers no post-retirement benefits which would be required to be reflected in its financial statements by SFAS 106.

     In November 1992, Statement of Financial Accounting Standards No. 112, Employer's Accounting for Post-Employment Benefits ("SFAS 112"), was issued and required to be adopted by the Company no later than fiscal 1995. The Company presently offers no post-employment benefits which would be required to be reflected in its financial statements by SFAS 112.

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of", was issued and required to be adopted by the Company no later than the fiscal year ending August 31, 1997. The adoption of this new standard will not have a material impact on the Company's financial position or results of operations.

     In December 1995, Statement of Financial Accounting Standards No.
123 -- "Accounting for Stock-Based Compensation" ("SFAS 123") was issued which establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. Entities may either adopt a "fair value based method" of accounting for an employee stock option as defined by SFAS 123 or may continue to use accounting methods as prescribed by APB Opinion No. 25 -- "Accounting for Stock Issued to Employees". Entities electing to remain with the accounting in APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company expects to continue following APB Opinion No. 25 and make appropriate disclosures in the future in accordance with SFAS 123.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK

     This Prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding, among other items, (i) the Company's growth strategies, including its intention to make acquisitions; (ii) anticipated trends in the Company's business; and (iii) the Company's intention to enter into satisfactory contracts with its customers, including Alliance Agreements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this Prospectus, including, but not limited to, (i) adverse economic conditions; (ii) the impact of competitive products and pricing; (iii) product demand and acceptance risks;
(iv) the presence of competitors with greater financial resources; (v) costs and financing difficulties; and (vi) delays or difficulties in the production, delivery or installation of products, including a lengthy strike or other work stoppage by the Company's union employees at any of the Company's facilities. See "Risk Factors". In light of these risks and uncertainties, there can be no assurance that actual results will be as projected in the forward-looking statements.

                                    BUSINESS
COMPANY OVERVIEW

     Shaw is a leading supplier of industrial piping systems for new construction and retrofit projects throughout the world, primarily for customers in the electric power, refining and chemical industries. Shaw is committed to being the "total piping resource" for its customers by offering comprehensive design and engineering services, piping system fabrication, manufacturing and sale of specialty pipe fittings and design and fabrication of pipe support systems.

     The Company was founded in 1987 by current management and subsequently purchased the assets of Benjamin F. Shaw Company, a century-old pipe fabricator. The Company has increased its revenues from $29.3 million in fiscal 1988 to $222.0 million in fiscal 1996, both increasing its domestic and international businesses. Through internal expansion and a series of strategic acquisitions, the Company has expanded its fabrication capacity, increased its bending capabilities and broadened its piping system products and services. These actions have provided the Company with the ability to achieve substantial economies of scale in purchasing, manufacturing and transporting fabricated products and the ability to provide customers with complete piping systems.

     The Company believes it has several competitive advantages. Specifically, the Company coordinates and integrates project engineering and fabrication processes in order to maximize overall efficiency in time, cost and performance. In addition, the Company's significant investment in state-of-the-art induction bending equipment provides it with time, labor and raw material savings as compared to traditional fabrication methods. Shaw also manufactures specialty pipe fittings, pipe hangers and other pipe products. This manufacturing capability has served to reduce the Company's supply costs and enhance its overall piping package. The Company utilizes its proprietary software technology to enhance the planning and scheduling efforts of its customers, helping to reduce total installed costs and project cycle times. The Company licenses from a third party sophisticated plant design software in connection with its engineering and design services.

     As a result of its favorable cost structure, its extensive piping resources and its ability to handle complex piping systems, Shaw has increased substantially its presence in the worldwide pipe fabrication industry, competing effectively on large scale piping projects worldwide. Beginning in 1991, the Company expanded into international markets in anticipation of the worldwide infrastructure build-up in the electric power, refining and chemical industries. International revenues have increased from $4.5 million in fiscal 1991 to $75.7 million in fiscal 1996. International projects represented approximately 66% of backlog at August 31, 1996.

     The Company estimated its backlog at approximately $154.0 million at August 31, 1996 compared to approximately $101.0 million and $75.0 million at August 31, 1995 and 1994, respectively. The Company estimates that $141.8 million, or 92.1%, of its backlog at August 31, 1996 will be completed in fiscal 1997. The Company defines its backlog as a "working backlog", whereby only projects with a written commitment are included.

BUSINESS STRATEGY

     The Company is committed to being a "total piping resource" for the electric power, refining and chemical industries worldwide by providing high-quality, competitively-priced piping systems within significantly reduced project delivery times. The key components of Shaw's business strategy include:

     - Providing a comprehensive range of products and services that enhances the Company's prefabricated piping systems, including initial design and engineering services, customer interactive software, induction pipe bending, manufactured pipe components and supports and final on-site erection and testing.

     - Pursuing strategic acquisitions that will complement and enhance Shaw's existing operations by allowing the Company to further broaden its piping products and services, selectively expand geographic manufacturing capabilities and maintain its technological leadership position.

     - Investing in new equipment, technology and information systems designed to increase the Company's manufacturing and fabrication capabilities and capacity and improve overall project efficiency.

     - Broadening its base of "alliance" customers through the negotiation of "Alliance Agreements" that allow the Company to expedite individual project contract negotiations. These Alliance Agreements are intended to reduce total installed costs and project cycle times of prefabricated piping systems for customers and enable the Company to forecast a larger portion of its future revenue stream.

     - Increasing the utilization of Shaw's unique design and engineering resources as the first step in providing an integrated "turnkey" piping systems approach.

The Company believes that by employing its business strategy it will be able to further capitalize on the worldwide infrastructure build-up in the electric power, refining and chemical industries and enhance its relationships with its existing and potential domestic customers as they expand and retrofit existing facilities. Shaw has facilities certified by the American Society of Mechanical Engineers (ASME) for nuclear power piping and registered by the International Organization of Standards (ISO 9001 and 9002), which registration is required to perform certain international work.

INDUSTRY OVERVIEW

     The industrial pipe fabrication industry provides piping systems for new construction and retrofit projects in the electric power, refining, chemical and other industries, including the gas processing, pulp and paper, pharmaceutical and food processing industries. The Company estimates that prefabricated piping systems account for approximately 3% of the total costs of a new construction project and are crucial components of each project. The Company divides the industry into two major segments, the electric power industry segment and the process industry segment. The refining and chemical sectors represent the largest portion of the process industry segment.

     The domestic pipe fabrication industry depends largely on new construction and retrofit projects in the chemical, refining, gas processing, pulp and paper, pharmaceutical, food processing and other industries. These industries have historically been cyclical in nature and vulnerable to general downturns in the economy. The chemical sector began to experience an upturn in mid-1995 driven by an increase in capital expenditures for capacity expansions and retrofits. This resulted in a significant improvement in the domestic pricing environment during fiscal 1996. Project activity in the chemical and refining sectors continues to be robust and the Company anticipates that a significant portion of domestic project work over the next several years will be generated by chemical plant expansions and refinery retrofits relating to the modernization of aging facilities and compliance with environmental regulations. Due to the minimal demand for new electric power plant construction in the United States, the electric power piping market in the United States consists almost exclusively of retrofits.

     In contrast to the domestic market, the international pipe fabrication market has exhibited significant growth over the last several years, and industry sources project this growth to continue. New construction represents the majority of work performed in the electric power sector overseas. Strong demand for electricity, particularly in underdeveloped and overpopulated areas of the world, has resulted in a significant increase in new power plant construction.

     Generally, United States pipe fabricators can fabricate electric power piping systems domestically and ship the finished goods to selected international markets less expensively than their major overseas competitors, due primarily to significantly lower labor costs than in certain other industrialized countries (principally Germany and Japan), greater availability of raw materials in the United States and a more favorable valuation of the United States dollar relative to certain foreign currencies. Typically, the Company's international competitors are divisions of large industrial firms.

     Most international projects require a certain percentage of "local content" sourcing. Therefore, non-critical or low pressure piping for electric power projects is frequently fabricated at the project site by local welders or in local fabrication facilities. The same is true for the chemical and refining sectors, which utilize less critical piping systems. In most areas of the Pacific Rim and South America, this work is performed at significantly lower labor costs. In order to bid more competitively for the process and low pressure piping portion of an overseas project, Shaw has established overseas facilities and has developed for delivery in January 1997 a portable induction bending machine that can be used on international job construction sites.

PRODUCTS AND SERVICES

     As part of its commitment to being a "total piping resource" for its customers, the Company provides a complete range of piping products and services, including pipe fabrication, bending, engineering and design and pipe fittings manufacturing.

  Pipe Fabrication

     Shaw's core business is the fabrication of complex piping systems from raw material made of carbon steel, stainless and other alloys, as well as other materials, including nickel, titanium and aluminum. The Company produces prefabricated piping systems by cutting pipe to length, welding fittings on the pipe and bending the pipe, each to precise customer specifications. Shaw owns and operates six fabrication facilities in South Carolina, Louisiana, Oklahoma and Venezuela as well as a 49% interest in a joint venture fabrication facility in Bahrain. These seven fabrication facilities are capable of handling and fabricating pipe ranging in diameter from one inch to 72 inches, with overall wall thicknesses from 1/8 inch to 7 inches. Prefabricated pipe assemblies up to 100 feet in length and weighing up to 45 tons can be processed by the Company.

     The Company's products must meet rigid quality control standards. In addition to visual inspection, the Company uses radiography, hydro testing, dye penetration and ultrasonic flaw detection to confirm that its products meet specifications. A significant portion of Shaw's work is the fabrication of "critical piping systems" for use in high pressure, high temperature or corrosive applications, including systems designed to withstand pressures of up to 2,700 pounds per square inch and temperatures of up to 1,020 degrees Fahrenheit.

  Bending

     Beginning in fiscal 1994, the Company began purchasing state-of-the-art induction bending equipment, which significantly increased the Company's capacity to fabricate piping systems, in both volume and complexity. In addition, on certain projects Shaw can substitute bends for the cutting of pipe and welding fittings, resulting in labor, time and raw material savings. Although the Company has historically been capable of bending pipe using traditional methods, such bending capabilities were limited with respect to pipe composition, diameter, wall thickness and bend characteristics. As a result, the Company generally was required to subcontract for more complex bends, particularly for pipes with large diameters and wall thicknesses.

     The market for pipe fabrication is increasingly moving in the direction of custom pipe bending according to the specifications of customers, since bending generally allows for significant reductions in labor, time and materials costs as compared to traditional means of fabrication. The Company believes its state-of-the-art equipment gives it a technological advantage in this growing segment of the market.

     The Company currently owns four induction pipe bending machines and has another machine on order. The Company believes its Cojafex model PB Special 16, currently on order and expected to be delivered in January 1997, will be the only portable machine of its class in existence and will allow the Company to perform multi-directional pipe bends at project sites around the world. The following table shows the locations and technical capabilities of the Company's pipe bending machines.

                                                                      PIPE BENDING CAPABILITIES
                                                                 -----------------------------------
                                                                 MAXIMUM PIPE          MAXIMUM PIPE
            MODEL                         LOCATION                 DIAMETER           WALL THICKNESS
-----------------------------  ------------------------------    ------------         --------------
Cojafex PB Special 16          Walker, Louisiana                  16 inches            2.5 inches
Cojafex PB Special 16          Laurens, South Carolina            16 inches            2.5 inches
Cojafex PB Special 16          Tulsa, Oklahoma                    16 inches            2.5 inches
Cojafex PB Special 16          Portable(1)                        16 inches            2.5 inches
Cojafex PB-1200                Walker, Louisiana                  48 inches            4.0 inches

---------------

(1) Expected delivery in January 1997.

     In addition to the induction bending machines in the above table, the Company would acquire three additional machines if the proposed acquisition of NAPTech is consummated. Specifically, NAPTech's Clearfield, Utah facility has the following machines: a Cojafex model PB-1600, which is capable of bending pipe with diameters of up to 66 inches and wall thicknesses of up to 5 inches, a Cojafex model PB-850, which is capable of bending pipe with diameters of up to 34 inches and wall thicknesses of up to 3 inches; and a Cojafex model PB Special 12, which is capable of bending pipe with diameters of up to 12 inches and wall thicknesses of up to 3/4 of an inch. If consummated, the acquisition of NAPTech would be subject to various conditions, including the approval of Shaw's Board of Directors and NAPTech's shareholders, as well as necessary regulatory approvals. See "Prospectus Summary -- Recent Developments".

  Engineering and Design

     In 1994, as an integral part of its strategy of becoming a "total piping resource", the Company integrated engineering and design capabilities into its business for complex piping systems for electric power projects, mainly for the Company's customers outside the United States. Shaw also designs and engineers pipe hanger and support systems and specializes in engineering analyses of complex piping systems and related services, primarily for the electric power industry. These engineering, design and pipe support capabilities complement the Company's fabrication business, particularly for electric power projects, enabling the Company to provide more comprehensive piping packages with reduced overall lead times and lower total installed costs.

     The Company utilizes sophisticated plant design software licensed from a third party to create virtual three-dimensional piping system models. The result is a clear, understandable picture of the complete project which allows clients to "walk through" the three-dimensional model for an accurate design review. The Company currently operates 28 workstations utilizing the plant design software at its offices in Englewood, New Jersey and Toronto, Canada.

     The Company's engineering capabilities are directly linked to the Company's fabrication shops and the Company's proprietary computer aided design system, SHAW-DRAW(TM). SHAW-DRAW(TM) converts customer design drawings to the Company's detailed production drawings in seconds, significantly reducing the lead time required before fabrication can begin and substantially eliminating detailing errors. The Company has also implemented SHAW-MAN(TM), which efficiently manages and controls the movement of all required materials into and through each stage of the fabrication process utilizing bar code technology. These proprietary programs enhance the planning and scheduling efforts for Shaw's customers, helping to reduce total installed costs and project cycle times.

  Pipe Fittings Manufacturing

     Shaw's manufacturing capabilities extend to specialty stainless, alloy and carbon steel pipe fittings for the electric power, refining, chemical and other industries, including the gas processing, pulp and paper, pharmaceutical and food processing industries. These fittings include stainless and other alloy elbows, tees, reducers and stub ends ranging in wall thicknesses from 1/2 to 12 inches and heavy wall carbon and chrome elbows, tees, caps and reducers with wall thicknesses of up to 3 1/2 inches. In addition to its manufacturing facility in Shreveport, Louisiana, Shaw has manufacturing outlets in New Jersey, North Carolina, Georgia, Louisiana, Texas, Oklahoma and Arizona, which also distribute pipe and fittings manufactured by third parties. Shaw's in-house manufacturing capabilities for pipe fittings further enhance the Company's piping package, enable the Company to realize greater efficiencies in the purchase of raw materials, help reduce overall lead times and lower total installed costs, and are additional steps in the integration of the Company's "total piping resource" strategy.

MARKETS

     The Company's principal markets are new construction and retrofits in the electric power, refining and chemical industries, both in the United States and internationally. The Company also historically has supplied piping systems to the gas processing, pulp and paper, pharmaceutical and manufacturing industries.

     The Company's sales for the two fiscal years ended August 31, 1996 by industry sector were (in millions):


                                                  YEAR ENDED AUGUST 31,
                                                  ---------------------
    INDUSTRY SECTOR                                 1995         1996
    ---------------                                ------       ------
    Electric Power..............................   $ 59.2       $ 86.7
    Refining....................................     39.2         62.4
    Chemical....................................     33.5         62.1
    Other.......................................      3.4         10.8
                                                   ------       ------
                                                   $135.3       $222.0
                                                   ======       ======

     The Company's sales for the two fiscal years ended August 31, 1996 by geographic region were (in millions):

                                                   YEAR ENDED AUGUST 31,
                                                   ---------------------
    GEOGRAPHIC REGION                               1995         1996
    -----------------                              ------       ------
    United States...............................   $ 86.2       $146.3
    Far East/Pacific Rim........................     24.3         39.6
    Middle East.................................      4.2         21.4
    Latin America...............................     20.5          2.6
    Europe......................................       --          9.0
    Other.......................................      0.1          3.1
                                                   ------       ------
                                                   $135.3       $222.0
                                                   ======       ======

     Prior to February 1994, the Company's international business was conducted exclusively from its plants in the United States. The Company believes that having fabrication facilities in certain key international locations will assist it in securing additional overseas work, specifically for chemical and refining projects, where the piping is generally fabricated at the project site or in a regional shop by local welders. The Company currently has a wholly owned subsidiary operating in Venezuela and a joint venture facility operating in Bahrain.

     Demand for the Company's products and services in Venezuela was low during the fiscal year ended August 31, 1996. Although the Company is encouraged by recent improvements in economic conditions in Venezuela, there can be no assurance that the Venezuelan operations will be profitable.

     In November 1993, the Company also entered into a joint venture agreement to construct and operate a fabrication facility in Bahrain. The Company's joint venture partner is Abdulla Ahmed Nass, a Bahrain industrialist. The Bahrainian joint venture facility is one of the first modern pipe fabrication facilities in the Middle East and has received the Gulf States Certification from the Gulf Cooperation Council. The Gulf States Certification enables the venture to export products to other Arab countries without payment of additional tariffs. For fiscal 1996, the joint venture had sales of $11.5 million and the Company's share of the joint venture's net earnings was approximately $100,000.

     In the future, the Company's use of joint venture relationships for foreign operations will be determined on a case-by-case basis depending on market, operational, legal and other relevant factors.

CONTRACTS AND PRICING

     The Company obtains orders through competitive bidding, negotiated contracts and awards under Alliance Agreements. The awarding of contracts is frequently not based exclusively on price but on the Company's reputation and ability to meet project deadlines.

     The Company's contracts are priced on either a "unit" or a "fixed" or "lump-sum" price basis. The majority of the Company's contracts are bid on a "unit" basis, pursuant to which the customer pays an agreed-upon rate for each individual service provided, such as a weld, radiograph inspection, bend or engineering revision, or the amount of inventory items used. Raw materials generally are billed to customers at published prices in effect at the date of the contract, and the Company generally obtains fixed pricing commitments from its suppliers at such time for most of the items necessary to complete the project. The Company thereby minimizes the risk of raw material price increases that may occur during the fabrication process.

     Substantially all of the Company's international projects are quoted on a "fixed" or "lump-sum" price basis. Increasingly, this type of contract is being requested by the Company's customers, particularly for international electric power projects. The Company generally does not quote the actual contract price until it has secured a fixed pricing commitment from its suppliers for most of the items necessary to complete the project, thereby minimizing any risk of price increases between the contract date and the time the project is completed.

     The Company also obtains work under Alliance Agreements, which are agreements that the Company enters into with its customers in order to expedite individual project contract negotiations through means other than the formal bidding process. These agreements are typically implemented by establishing a joint steering committee to provide guidance and direction on alliance issues. Normally this committee meets on a periodic basis to monitor alliance progress and assign resources to effect continuous improvements in the various work processes associated with project execution.

     Alliance Agreements allow the customer to achieve greater cost efficiency and reduced cycle times in the design and fabrication of complex piping systems for electric power, chemical and refinery projects. In addition, the Company believes that these agreements will provide Shaw with a steady source of new projects and help minimize the impact of short-term pricing volatility.

BACKLOG

     Shaw generally bids for projects that require delivery of piping systems over a period of three to eighteen months. The Company defines its backlog as a "working backlog", whereby only projects with a written commitment are included. Typically, electric power projects remain in the Company's backlog for at least nine months, depending on the size of the project or whether the Company is doing the design and engineering as well as the fabrication for a given project. Refining and chemical projects remain in the Company's backlog three to six months on average.

     On occasion, customers will cancel or delay projects for reasons out of the Company's control. Projects will remain in the Company's backlog for longer periods if delays occur. Historically, on average less than one percent of booked projects have been canceled from the Company's backlog or delayed for an extended period of time. This low cancellation rate is due to the fact that piping systems are one of the final steps in the construction of a project and are essential to the construction of these systems as a whole.

     The Company estimated its backlog at approximately $154.0 million at August 31, 1996, not including approximately $3.0 million in joint-venture backlog. This compares to approximately $101.0 million and $75.0 million at August 31, 1995 and 1994, respectively. The Company estimates that $141.8 million, or 92.1%, of its backlog at August 31, 1996 will be completed in fiscal 1997.

     The following table breaks out the percentage of backlog by industry sector and geographic region for the periods indicated:

                                                                          AT AUGUST 31,
                                                                      ----------------------
                                                                      1994     1995     1996
                                                                      ----     ----     ----
    INDUSTRY SECTOR:
    Electric Power................................................     47 %     51 %     57 %
    Chemical......................................................     14       20       32
    Refining......................................................     38       28       10
    Other.........................................................      1        1        1
                                                                      ---      ----     ----
                                                                      100 %    100 %    100 %
                                                                      ===      ====     ====
    GEOGRAPHIC REGION:
    Domestic......................................................      *       56 %     34 %
    International.................................................      *       44       66
                                                                               ----     ----
                                                                               100 %    100 %
                                                                               ====     ====

---------------

* Backlog by geographic region is not available for fiscal year 1994.

CUSTOMERS AND MARKETING

     The Company's customers are principally major multi-national engineering and construction firms, equipment manufacturers and industrial corporations. For fiscal 1996, affiliates of Mitsubishi Heavy Industries Ltd. accounted for 12.3% of the Company's sales. No other customers represented more than 10% of the Company's sales for fiscal 1996.

     The Company's marketing is principally conducted through its own sales force, comprised of eleven employees. In addition, certain customers and territories are covered by independent representatives. The Company's sales force is paid a base salary plus an annual bonus, while independent representatives receive commissions.

RAW MATERIALS AND SUPPLIERS

     The Company's principal raw materials are carbon steel, stainless and other alloy piping, which it obtains from a number of domestic and foreign primary steel producers. The Company believes that it is not generally dependent upon any one of its suppliers for raw materials, that the market is extremely competitive and that its relationship with its suppliers is good. Certain types of raw materials, however, are available from only one or a few specialized suppliers, and although the Company has not experienced any significant sourcing problems to date, there can be no assurance that sourcing problems will not occur in the future. Shaw purchases a majority of its piping directly from manufacturers. This eliminates the need for a distributor and results in lower costs to the Company. Because of the volume of these materials purchased, the Company is often able to negotiate advantageous purchase prices for steel piping. Certain items are kept in stock at each of the Company's facilities and are transported between facilities as required. The Company obtains more specialized materials from suppliers when required for a project. To date, the Company has not experienced any significant shortages or delays in obtaining raw materials.

     In recent months, the prices for carbon steel have increased. At the time of obtaining a contract, the Company generally obtains fixed pricing commitments from its suppliers for most of the items necessary to complete the project, thereby minimizing any risk of price increases that may occur during the fabrication process. See "Business -- Contracts and Pricing".

INDUSTRY CERTIFICATION

     In order to perform fabrication and repairs of coded piping systems, the Company's domestic fabrication facilities have obtained the required American Society of Mechanical Engineers (ASME) stamp, and its Laurens, South Carolina and Walker, Louisiana facilities have obtained the National Board stamp. In addition, the Laurens, South Carolina facility is licensed to fabricate piping for nuclear power plants and is registered by the International Organization of Standards (ISO 9002), which is required to perform certain international work. The Company's engineering subsidiary is also registered by the International Organization of Standards (ISO 9001), as is its pipe support fabrication facility (ISO 9002).

PATENTS, TRADEMARKS AND LICENSES

     The Company does not own any material patents or registered trademarks. The Company licenses from a third party sophisticated plant design software in connection with its engineering and design services. The Company also considers its design and project control systems, SHAW-DRAW(TM) and SHAW-MAN(TM), to be proprietary information of the Company.

COMPETITION

     The Company experiences significant competition from a limited number of competitors in both international and domestic markets. In the United States, there are a number of smaller pipe fabricators. Internationally, the principal competitors are divisions of large industrial firms. See "Risk Factors -- Competition".

     Orders are obtained by the Company through competitive bidding, negotiated contracts and awards under Alliance Agreements. In a competitive bid, the awarding of contracts is frequently not based solely on price but also on the Company's reputation and ability to meet project deadlines.

EMPLOYEES

     At November 25, 1996, the Company employed 1,862 full-time employees, 805 of whom are represented by the Union and 130 of whom worked in the Company's wholly owned subsidiary in Venezuela. In January 1993, the Company settled a dispute with the Union pursuant to which Shaw agreed to allow the Union to solicit membership at all of its non-union pipe fabricating facilities in the United States. To date, employees at four of the five United States pipe fabrication facilities of the Company have approved a Union contract.

     The Company believes that the current relationship with its employees and the Union is generally good. The Company experienced a Union-initiated work stoppage of five days in 1992 relating to the expiration and renegotiation of a collective bargaining agreement covering the Company's B.F. Shaw, Inc. subsidiary in Laurens, South Carolina. The Company is not aware of any circumstances that are likely to result in a work stoppage at any of its facilities, although the collective bargaining agreement with the Union for the Laurens, South Carolina facility was to have expired on November 30, 1996. The agreement has been extended indefinitely, but either the Company or the Union may cancel the agreement on ten business days prior written notice. The collective bargaining agreement with the Union for the Walker, Louisiana and Prairieville, Louisiana facilities expires on December 31, 1996.

ENVIRONMENTAL

     The Company is subject to environmental laws and regulations, including those concerning emissions into the air, discharges into waterways, generation, storage, handling, treatment and disposal of waste materials and health and safety. These laws and regulations generally impose limitations and standards for certain pollutants or waste materials to obtain a permit and comply with various other requirements. In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") and comparable state laws, the Company may be required to investigate and remediate hazardous substances. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis of allocation. The Company has not been notified that it is a potentially responsible party under CERCLA or any comparable state law at any site. The Company's foreign operations are also subject to various requirements governing environmental protection.

     The environmental, health and safety laws and regulations to which the Company is subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on the Company in the future. The Company believes that it is in substantial compliance with all applicable environmental, health and safety laws and regulations. However, with respect to environmental matters, the Company has not conducted environmental audits of all of its properties. To date, the Company's costs with respect to environmental compliance have not been material, and the Company does not anticipate any material environmental liability.

PROPERTIES

     The principal properties of the Company are as follows:

      LOCATION                       DESCRIPTION                 SQUARE FEET
---------------------    ------------------------------------    -----------
Baton Rouge, LA          Corporate Headquarters                     20,000(1)
Laurens, SC              Fabrication Facility                      200,000
Prairieville, LA         Fabrication Facility                       60,000(1)
West Monroe, LA          Fabrication Facility                       70,000
Walker, LA               Fabrication Facility                      154,000
Maracaibo, Venezuela     Fabrication Facility                       45,000
Tulsa, OK                Fabrication Facility                      158,600
Baton Rouge, LA          Distribution Facility                      30,000(1)
Englewood, NJ            Design and Engineering Headquarters        14,000(1)
Toronto, Canada          Design and Engineering Office               5,750(1)
Longview, TX             Pipe Support Fabrication Facility          28,000
Shreveport, LA           Manufacturing Facility                    385,000
Shreveport, LA           Pipe Storage Facility                      40,000

---------------

(1) Leased facility.

     In addition to the above properties, if the Company were to complete the acquisition of NAPTech, it would obtain a 335,000 square foot fabrication facility located in Clearfield, Utah.

     The Bahrain joint venture leases a 94,000 square foot facility in Manama, Bahrain.

     The Company considers each of its current facilities to be in good operating condition and adequate for its present use.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information with respect to the directors and executive officers of the Company. With the exception of R. Dale Brown, Sr., each director has been elected by a vote at the annual meeting of the shareholders and serves for a term of one year. In connection with the acquisition of APP, the Company's Board of Directors, pursuant to the Restated Articles of Incorporation and Restated Bylaws of the Company, elected Mr. Brown to fill a newly-created Board position. Each executive officer has been elected to serve until his successor is duly appointed or elected by the Board of Directors or his earlier removal or resignation from office.

             NAME               AGE                            POSITION
------------------------------  ---     ------------------------------------------------------
J. M. Bernhard, Jr............  42      President, Chief Executive Officer and Director
Bret M. Talbot................  36      Chief Financial Officer, Treasurer and Director
George R. Shepherd............  58      Chief Operating Officer and Director
R. Dale Brown, Sr. ...........  62      Chairman of Alloy Piping Products, Inc.* and Director
Frank Fronek..................  48      President of Fronek Company, Inc.* and F.C.I. Pipe
                                        Support Sales, Inc.* and Director
L. Lane Grigsby...............  55      Director
David W. Hoyle................  57      Director
Albert McAlister..............  45      Director
John W. Sinders, Jr...........  42      Director
A. W. Angelo..................  63      Executive Vice President
John W. Dalton, Sr. ..........  46      Executive Vice President
G. Ray Wilkie, Jr.............  51      Executive Vice President
Michael H. Wootton............  50      President of Shaw International, Inc.*

---------------

* Wholly owned subsidiaries of the Company.

     J. M. BERNHARD, JR., founder of the Company, has been President and Chief Executive Officer of the Company since its inception in September 1987. He has also been a director of the Company since its inception. Mr. Bernhard has been Chairman of the Board since August 1990. Mr. Bernhard has spent the last 20 years in the pipe fabrication business. Immediately prior to his position with the Company, Mr. Bernhard was Vice President and General Manager of Sunland Services and served on the Board of Directors of Barnard and Burk Engineers & Constructors.

     BRET M. TALBOT has been Chief Financial Officer and Treasurer of the Company since February 1989. Mr. Talbot has been a director of the Company since January 1993. He also served as Secretary for the Company from February 1989 until March 1994. Prior to his position with the Company, Mr. Talbot was Audit Manager for Hannis T. Bourgeois & Co., LLP.

     GEORGE R. SHEPHERD joined the Company in August 1993 as Vice President and has been its Chief Operating Officer since 1993. Mr. Shepherd has been a director of the Company since 1994. Prior to joining the Company, Mr. Shepherd served as President of International Piping Systems, Inc. from March 1984 to July 1993. He has spent the last 39 years in the pipe fabrication business.

     R. DALE BROWN, SR. has served the Company as Chairman of APP since April 1996, when such business was acquired by the Company. Prior to joining the Company, Mr. Brown was the owner and Chairman of APP, which he founded in 1972. Mr. Brown has been a director of the Company since March 1996. He has 42 years of experience in the manufacture and distribution of specialty pipe fittings.

     FRANK FRONEK has served the Company as the President of Fronek Company, Inc. and F.C.I. Pipe Support Sales, Inc. since April 1994, when such businesses were acquired by the Company. Prior to joining the Company, Mr. Fronek was the owner and President of such businesses, which he founded in 1980 and

1986, respectively. Mr. Fronek has been a director of the Company since 1994. He has 26 years of experience in the engineering and design of piping systems and piping support systems.

     L. LANE GRIGSBY has served as a director of the Company since January 1995 and a member of its Compensation Committee since March 1995. Mr. Grigsby is also the Chairman of the Board of Cajun Contractors, Inc., for which he served as President and Chief Executive Officer from April 1973 to June 1994. He has 29 years of experience in the industrial construction industry. He also serves as a director for several industry and charitable organizations, including the Associated Builders and Contractors and the Louisiana Association of Business and Industry, for which he serves as Chairman.

     DAVID W. HOYLE has served as a director of the Company since January 1995 and a member of its Compensation Committee since March 1995. For the past ten years, he has been self-employed primarily as a real estate developer and has been a member of the Senate Chamber of the North Carolina General Assembly since 1992. Senator Hoyle serves as a director of several private corporations, as well as several civic, educational and charitable organizations.

     ALBERT MCALISTER has been a director of the Company since April 1990 and has served on the Company's Audit Committee since November 1993. He also served on the Company's Compensation Committee from November 1993 to March 1995. Since 1975, Mr. McAlister has been a partner in the law firm of McAlister & McAlister, P.A., in Laurens, South Carolina. He also served as Chairman of the Democratic Party in South Carolina from 1990 until 1994.

     JOHN W. SINDERS, JR. has served as a director of the Company and a member of its Audit Committee since March 1995. He has served as a managing director of Jefferies & Company, Inc. since 1993. From 1987 to 1993, Mr. Sinders served as a managing director of Howard, Weil, Labouisse, Friedrichs Incorporated and a member of the Board of Directors of Howard Weil from 1990 to 1993. Prior to joining Howard Weil, he was a director with the law firm of McGlinchey, Stafford, Mintz, Cellini & Lang, P.C.

     A. W. ANGELO joined the Company in September 1987 and has been Executive Vice President of the Company since September 1990. Mr. Angelo served as a director of the Company from August 1990 to March 1995. Mr. Angelo served as President of Lone Star Fabricators, Inc., a wholly owned subsidiary of the Company located in Texas City, Texas, which was closed in August 1994, from March 1990 until July 1993. Mr. Angelo has spent the last 41 years in the pipe fabrication business.

     JOHN W. DALTON, SR. has been Executive Vice President of the Company since April 1995. Immediately prior to joining the Company, he was employed by the Bechtel Group (an engineering and construction firm) in various positions for 19 years, most recently as Manager of Business Development. His experience includes, among other things, positions in construction, manufacturing, project management, procurement and contracts, as well as managerial and financial functions.

     G. RAY WILKIE, JR. joined the Company in March 1988 and served as Vice President of B. F. Shaw, Inc., a wholly-owned subsidiary of the Company, from September 1990 until May 1993 and President of B. F. Shaw, Inc. from May 1993 until November 1995, when he was appointed Executive Vice President of the Company. Mr. Wilkie also served as a director of the Company from January 1993 to March 1995. Mr. Wilkie has spent the last 30 years in the pipe fabrication business.

     MICHAEL H. WOOTTON has been employed by the Company since October 1991 and has been President of Shaw International, Inc. since April 1993. Prior to his employment with the Company, Mr. Wootton was President of Connex Piping Systems. Mr. Wootton has spent the last 28 years in the pipe fabrication business.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the ownership and voting power of the Common Stock at October 31, 1996 (except as otherwise noted) with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each named executive officer, director and nominee for director of the Company, (iii) all executive officers and directors as a group, and (iv) certain other Selling Shareholders. Each of the following shareholders has sole voting and investment power with respect to shares beneficially owned by such shareholder, except to the extent that authority is shared by spouses under applicable law or as otherwise noted. The Common Stock constitutes the only class of equity securities of the Company which is outstanding. Of the shares to be sold by the Selling Shareholders, only the 300,000 shares beneficially owned by J.M. Bernhard, Jr. are entitled to five votes per share. See "Description of Capital Stock -- Common Stock".

                                         BEFORE OFFERING                                     AFTER OFFERING
                              -------------------------------------               -------------------------------------
                              BENEFICIAL   OWNERSHIP    PERCENT OF    SHARES TO   BENEFICIAL   OWNERSHIP    PERCENT OF
  NAME OF BENEFICIAL OWNER      SHARES      PERCENT    VOTING POWER    BE SOLD      SHARES      PERCENT    VOTING POWER
----------------------------  ----------   ---------   ------------   ---------   ----------   ---------   ------------
J. M. Bernhard, Jr..........   1,708,146      17.9%        41.6%       300,000     1,408,146      12.2%        33.0%
  11100 Mead Road
  Baton Rouge, Louisiana
  70816
R. Dale Brown, Sr...........     394,118       4.1          1.9         94,118       300,000       2.6          1.4
G. Ray Wilkie, Jr.(1).......     318,238       3.3          7.5             --       318,238       2.8          7.2
A. W. Angelo................     282,757       3.0          6.9             --       282,757       2.5          6.6
Bret M. Talbot(2)...........     148,002       1.6            *             --       148,002       1.3            *
Frank Fronek(3).............      80,000         *            *             --        80,000         *            *
Albert McAlister............      69,042         *            *             --        69,042         *            *
George R. Shepherd(4).......      10,400         *            *             --        10,400         *            *
David W. Hoyle(5)...........      10,000         *            *             --        10,000         *            *
John W. Sinders, Jr.........       9,500         *            *             --         9,500         *            *
John W. Dalton, Sr..........       4,450         *            *             --         4,450         *            *
L. Lane Grigsby.............       3,850         *            *             --         3,850         *            *
Michael H. Wootton..........          --        --           --             --            --        --           --
All executive officers and
  directors as a group (13
  persons)(6)...............   3,038,503      31.8         59.5        394,118     2,644,385      22.9         49.8
T. N. Word(7)...............     298,315       3.1          1.5        165,000       133,315       1.2            *
Ronald D. Brown, Jr.........     147,059       1.5            *        100,000        47,059         *            *
Word Industries Pipe
  Fabricating, Inc..........     115,000       1.2            *        115,000            --        --           --

---------------

 *  Less than 1%.

(1) Includes 7,500 shares of which Mr. Wilkie may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days.

(2) Includes 8,750 shares of which Mr. Talbot may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days.

(3) Includes 12,500 shares owned of record by Mr. Fronek's spouse and 5,000 shares of which Mr. Fronek may be deemed to be the beneficial owner as a result of rights that Mr. Fronek may exercise to acquire beneficial ownership within 60 days.

(4) Includes 8,750 shares of which Mr. Shepherd may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days.

(5) Includes 2,000 shares owned of record by Mr. Hoyle's spouse.

(6) Includes 14,500 shares owned of record by the spouses of executive officers and directors and 30,000 shares of which executive officers and directors may be deemed to be the beneficial owners as a result of rights they may exercise to acquire beneficial ownership within 60 days.

(7) Includes 115,000 shares owned before the Offering by Word Industries Pipe Fabricating, Inc., in which Mr. Word has a controlling interest, and reflects the sale of all of such shares in this Offering. In addition, Mr. Word is selling 50,000 shares directly owned by him.

     The Company will pay the expenses of registering the shares of Common Stock to be offered by the Selling Shareholders under the Securities Act, including the registration and filing fees, printing expenses and the fees and disbursements of counsel and accountants for the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value; and 5,000,000 shares of Preferred Stock, no par value. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to and is qualified in its entirety by, the Restated Articles of Incorporation and the Amended and Restated By-Laws of the Company that are incorporated herein by reference as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     At October 31, 1996, there were 9,524,552 shares of Common Stock outstanding. In addition, at October 31, 1996, 803,625 shares of Common Stock are reserved for issuance pursuant to the Company's 1993 Employee Stock Option Plan and 50,000 shares of Common Stock are reserved under the Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan and awards made thereunder are subject to approval at the Company's 1997 Annual Meeting of Shareholders. Cumulative voting is prohibited in the election of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock that at the time may be outstanding. The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by the Company. The shares of Common Stock presently outstanding are fully paid and non-assessable. The Company delisted the Common Stock from the Nasdaq National Market on October 17, 1996, and the Common Stock commenced trading on the NYSE under the symbol "SGR" on October 18, 1996.

     Each outstanding share of Common Stock will entitle the holder thereof to five votes on each matter properly submitted to the shareholders of the Company for their vote, waiver, release or other action; except that no holder of outstanding shares of Common Stock will be entitled to exercise more than one vote on any such matter in respect of any share of Common Stock with respect to which there has been a change in beneficial ownership during the four years immediately preceding the date on which a determination is made of the shareholders of the Company who are entitled to vote or to take any other action. A change in beneficial ownership of an outstanding share of Common Stock will be deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise has or shares any of the following:

          (a) voting power, which includes, without limitation, the right to vote or the power to direct the voting power of such share of Common Stock;

          (b) investment power, which includes, without limitation, the power to direct the sale or other disposition of such share of Common Stock;

          (c) the right to receive or to retain the proceeds of any sale or other disposition of such share of Common Stock; or

          (d) the right to receive or to retain any distributions, including, without limitation, cash dividends, in respect of such share of Common Stock.

Without limiting the generality of the foregoing, the following events or conditions will be deemed to involve a change in beneficial ownership of a share of Common Stock:

          (a) in the absence of proof to the contrary provided in accordance with certain procedures set forth below, a change in beneficial ownership will be deemed to have occurred (i) whenever an outstanding share of Common Stock is transferred of record into the name of any other person, and (ii) upon the issuance of shares in a public offering;

          (b) in the case of an outstanding share of Common Stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established pursuant to the procedures set forth below that there has been no change in the person or persons who or that direct the exercise of the rights referred to in (a) through (d), inclusive, above with respect to such outstanding share of Common Stock during the four years immediately preceding the date on which a determination is made of the shareholders of the Company entitled to vote or to take any other action, then a change in beneficial ownership of such share of Common Stock shall be deemed to have occurred during such period;

          (c) in the case of an outstanding share of Common Stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, a change in beneficial ownership will be deemed to have occurred whenever there is a change in the beneficiary of such trust, the principal of such agent, the ward of such guardian, the minor for whom such custodian is acting or a change in such trustee, agent, guardian or custodian; or

          (d) in the case of outstanding shares of Common Stock beneficially owned by a person or group of persons, who, after acquiring, directly or indirectly, the beneficial ownership of 5% of the outstanding shares of Common Stock, fails to notify the Company of such ownership within ten days after such acquisition, a change in beneficial ownership of such shares of Common Stock will be deemed to occur on each day while such failure continues.

     Notwithstanding any other provisions in the Company's Restated Articles of Incorporation to the contrary, no change in beneficial ownership of an outstanding share of Common Stock shall be deemed to have occurred solely as a result of:

          (a) any transfer of any interest in an outstanding share of Common Stock pursuant to a bequest or inheritance, by operation of law upon the death of any individual or by any other transfer without valuable consideration, including, without limitation, a gift that is made in good faith and not for the purpose of circumventing the provisions of the Company's Restated Articles of Incorporation;

          (b) any changes in beneficiary of any trust, or any distribution of an outstanding share of Common Stock from trust, by reason of the birth, death, marriage or divorce of any natural person; the adoption of any natural person prior to age 18; or the passage of a given period of time or the attainment by any natural person of a specific age; or the creation or termination of any guardianship or custodial arrangement;

          (c) any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of Common Stock if neither such successor has nor its predecessor had the power to vote or to dispose of such share of Common Stock without further instructions from others;

          (d) any change in the person to whom dividends or other distributions in respect of an outstanding share of Common Stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

          (e) any issuance of a share of Common Stock by the Company or any transfer by the Company of a share of Common Stock held in treasury other than in a public offering thereto, unless otherwise determined by the Board of Directors at the time of authorizing such issuance or transfer;

          (f) any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder promulgated;

          (g) any transfer, whether or not with consideration, among individuals related or formerly related by blood, marriage or adoption ("relatives") or between a relative and any person controlled by one or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

          (h) any appointment of a successor trustee as a result of the death of the predecessor trustee (which predecessor trustee shall have been a natural person);

          (i) any appointment of a successor trustee who or which was specifically named in a trust instrument prior to the effective date of this Offering; or

          (j) any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed (including in such percentage the appointment of the successor trustee) during the four-year period preceding the appointment of such successor trustee.

     All determinations concerning changes in beneficial ownership, or the absence of any such change, are made by the Board of Directors of the Company or, at any time when the Company employs a transfer agent with respect to the shares of Common Stock, at the Company's request, by such transfer agent on the Company's behalf. Written procedures designated to facilitate such determinations are to be established and may be amended, from time to time, by the Board of Directors. Such procedures will provide, among other things, the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. The Company and any transfer agent will be entitled to rely on any and all information concerning beneficial ownership of the outstanding shares of Common Stock coming to their attention from any source and in any manner reasonably deemed by them to be reliable, but neither the Company nor any transfer agent shall be charged with any other knowledge concerning the beneficial ownership of outstanding shares of Common Stock.

     In the event of any stock split or stock dividend with respect to the outstanding shares of Common Stock, each share of Common Stock acquired by reason of such split or dividend will be deemed to have been beneficially owned by the same person from the same date as that on which beneficial ownership of the outstanding share or shares of Common Stock, with respect to which such share of Common Stock was distributed, was acquired.

     Each outstanding share of Common Stock, whether at any particular time the holder thereof is entitled to exercise five votes or one vote, shall be identical to all other shares of Common Stock in all respects, and together the outstanding shares of Common Stock will constitute a single class of shares of the Company.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of 5,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, issuance of Preferred Stock could result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to the Common Stock. The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Board of Directors has no present intention to issue any shares of Preferred Stock.

LOUISIANA FAIR PRICE AND CONTROL ACQUISITION STATUTES

     Under Louisiana law, the acquisition of voting power (a "control share acquisition") of an "issuing public corporation" that results in the purchaser acquiring voting power in excess of 20%, 33 1/3% or 51% of the total voting power of the issuing public corporation requires approval of a majority of the voting power of the issuing public corporation and each class entitled to vote separately on the proposal, excluding the shares of the acquiring person, any officer of the issuing public corporation and any employee of the issuing public corporation who is also a director of such corporation. Shares acquired in a control share acquisition without such approval will have no voting rights and under certain circumstances may be subject to a redemption by the corporation. The restrictions imposed under such law are applicable to all Louisiana corporations that fall within the definition of an "issuing public corporation" (as does the Company) unless the issuing public corporation's articles of incorporation or by-laws, as in effect before the acquisition has occurred, provide that such provisions do not apply. The Company's Restated Articles of Incorporation and Amended and Restated By-Laws do not contain such a provision; therefore, the above restrictions contained in Louisiana law do apply to the Company.

     In addition, if certain elections were to be made by the Company's Board of Directors under the Louisiana Business Corporation Law, unless certain price and procedural requirements are met, certain business combinations involving the Company and any holder of 20% or more of the Company's outstanding voting stock may be required to be approved by at least (i) 80% of the votes entitled to be cast by holders of the outstanding voting stock and (ii) two-thirds of the votes entitled to be cast by the holders of voting stock other than the voting stock held by such holder. This provision could be regarded as a deterrent to a takeover of the Company and could be applied selectively by the Board of Directors.

LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     The Company's Restated Articles of Incorporation contain provisions which eliminate the personal liability of its directors and officers for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for violations under Section 92(D) of the Louisiana Business Corporation Law or any transaction from which the director or officer derived an improper personal benefit. The Restated Articles of Incorporation contain provisions requiring the indemnification of the Company's directors and officers to the fullest extent permitted by Section 83 of the Louisiana Business Corporation Law, including circumstances in which indemnification is otherwise discretionary. The Company agents believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

CLASSIFIED BOARD OF DIRECTORS

     The Company's Restated Articles of Incorporation provide that if the number of directors constituting the entire Board of Directors is increased to twelve or more members, then at the next meeting of shareholders at which directors are to be elected, the Board of Directors shall be divided into three classes, the members of which will serve staggered three-year terms. The Company believes that a classified board of directors could help to assure the continuity and stability of the Board's and Shaw's business strategies and policies as determined by the Board of Directors. The classified board provision, if implemented, could have the effect of making the removal of incumbent directors more time-consuming and, therefore, discouraging a third party from making a tender offer or otherwise attempting to obtain control of Shaw, even though such an attempt might be beneficial to Shaw and its shareholders. Thus, the classified board provision could increase the likelihood that incumbent directors would retain their positions.

ADVANCE NOTICE PROVISIONS FOR CERTAIN SHAREHOLDER ACTIONS

     The Company's Amended and Restated By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before an annual meeting of shareholders of the Company (the "Business Procedure").

     Under the Business Procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Company's Amended and Restated By-Laws. If the Chairman or other officer presiding at a meeting determines that other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at the meeting.

     The Nomination Procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for the Company's Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the By-Laws. If the election inspectors determine that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Although the By-Laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an annual or any other meeting, the Company's Amended and Restated By-Laws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its shareholders.

SUPER MAJORITY PROVISIONS

     The Company's Restated Articles of Incorporation contain provisions requiring the affirmative vote of the holders of at least 75% of voting power of the Company's capital stock to amend certain provisions of the Articles, including provisions relating to the removal of directors.

     The Company's Restated Articles of Incorporation require the approval of the holders of at least 75% of the Company's outstanding shares of Common Stock, not including shares held by a Related Person (as defined below), to approve certain Business Combinations (as defined below) and related transactions. The term "Related Person" is defined to include any individual, corporation, partnership or other entity which owns beneficially, directly or indirectly, more than 5% of the outstanding shares of Common Stock of the Company. The term "Business Combination" is defined to include, among other things, (i) any merger or consolidation of the Company or a subsidiary of the Company which constitutes more than 50% of the assets of the Company, other than a merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of the surviving entity; (ii) any sale, lease, exchange, transfer or other disposition of more than 50% of the assets of the Company; (iii) any reclassification of the Common Stock of the Company; and (iv) any liquidation or dissolution of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank, Charlotte, North Carolina.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom Smith Barney Inc., Jefferies & Company, Inc. and Hoak Breedlove Wesneski & Co. are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase from the Company and the Selling Shareholders, the number of shares of Common Stock set forth opposite their respective names below:

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Smith Barney Inc. ........................................................  1,329,560
    Jefferies & Company, Inc. ................................................  1,063,645
    Hoak Breedlove Wesneski & Co. ............................................    265,913
                                                                                ---------
              Total...........................................................  2,659,118
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to various conditions. The nature of the Underwriters' obligations are such that they are committed to take and pay for all of the shares offered hereby if any are purchased.

     The Company and the Selling Shareholders have been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof and to certain selected dealers (who may include the Underwriters) at such price less a concession not in excess of $0.63 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 398,000 shares of Common Stock, at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares that is proportional to such Underwriter's initial commitment.

     The Company and the executive officers and directors of the Company, including the Selling Shareholders, have agreed that they will not, for a period of 90 days following the date of this Prospectus, without the prior written consent of Smith Barney Inc., offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock beneficially owned by such person or entity or any securities convertible into, or exchangeable for, any shares of Common Stock (i) in a public offering or (ii) in a private offering, unless, in the case of the Company only, (a) such private offering (other than in connection with the acquisition of NAPTech) shall occur more than 30 days after the date of this Prospectus, (b) the Company will issue shares of Common Stock in such private offering as full or partial consideration for the acquisition by merger or purchase of assets or businesses, and (c) the recipient of such Common Stock shall agree not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, such Common Stock for the remaining portion of the 90-day period from the date of this Prospectus.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     John W. Sinders, Jr., a director of the Company and a member of its Audit Committee since March 1995, is a Managing Director of Jefferies & Company, Inc. As noted above, Jefferies & Company, Inc. is one of the Representatives. Mr. Sinders beneficially owns 9,500 shares of Common Stock.

     Hoak Breedlove Wesneski & Co. ("HBW"), formerly BW Securities, Inc., one of the Representatives, was organized and registered as a broker-dealer in 1988. In July 1996, HBW amended its broker-dealer registration to allow for participation in the business of underwriting public offerings of equity securities. The principal business function of HBW in the Offering is to purchase shares of Common Stock pursuant to the Underwriting Agreement and to resell such shares. Since July 1996, HBW has co-managed two public offerings of equity securities and has acted as an underwriter in an additional 13 public offerings of equity securities. HBW has no material relationship with the Company or its controlling persons, except with respect to its contractual relationship pursuant to the Underwriting Agreement.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock will be passed upon for the Company and the Selling Shareholders by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Certain other legal matters will be passed upon for the Company by Fulbright & Jaworski L.L.P., Houston, Texas. Vinson & Elkins L.L.P., Dallas, Texas, is acting as counsel for the Underwriters in connection with certain legal matters relating to the Common Stock offered hereby. Fulbright & Jaworski L.L.P. and Vinson & Elkins L.L.P. will rely as to all matters of Louisiana law upon the opinion of Kantrow, Spaht, Weaver & Blitzer.

                                    EXPERTS

     The consolidated financial statements of The Shaw Group Inc. included and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP and Hannis T. Bourgeois & Co., L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of such firms as experts in accounting and auditing. The single jointly signed auditor's report is considered to be the equivalent of two separately signed auditor's reports. Thus, each firm represents that it has complied with generally accepted auditing standards and is in a position that would justify being the only signatory of the report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants..............................................    F-2
Consolidated Balance Sheets as of August 31, 1995 and 1996............................    F-3
Consolidated Statements of Income for the years ended August 31, 1994, 1995 and
  1996................................................................................    F-4
Consolidated Statements of Shareholders' Equity for the years ended August 31, 1994,
  1995 and 1996.......................................................................    F-5
Consolidated Statements of Cash Flows for the years ended August 31, 1994, 1995 and
  1996................................................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The Shaw Group Inc.:

     We have audited the accompanying consolidated balance sheets of The Shaw Group Inc. (a Louisiana corporation) and subsidiaries as of August 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shaw Group Inc. and subsidiaries as of August 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

/s/  Arthur Andersen LLP                         /s/  Hannis T. Bourgeois & Co., L.L.P.
Arthur Andersen LLP                              Hannis T. Bourgeois & Co., L.L.P.
New Orleans, Louisiana                           Baton Rouge, Louisiana

October 31, 1996

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         AS OF AUGUST 31, 1995 AND 1996

                                                                     1995              1996
                                                                 ------------      ------------
                            ASSETS
Current assets:
  Cash and cash equivalents....................................  $    766,319      $  2,932,434
  Accounts receivable, net -- Note 7...........................    48,238,346        71,286,099
  Receivables from unconsolidated entities -- Note 5...........     1,630,862           700,479
  Inventories -- Notes 4 and 7.................................    28,456,393        66,411,960
  Prepaid expenses.............................................       644,300         2,039,182
  Deferred income taxes -- Note 8..............................       857,400         1,634,817
                                                                 ------------      ------------
          Total current assets.................................    80,593,620       145,004,971
Investment in unconsolidated entities -- Note 5................     1,824,448         1,920,880
Property and equipment -- Notes 6 and 10:
  Transportation equipment.....................................       939,616         4,593,249
  Furniture and fixtures.......................................     3,837,829         5,895,454
  Machinery and equipment......................................    10,210,324        29,482,645
  Buildings and improvements...................................     7,302,977        16,213,648
  Assets acquired under capital leases.........................     2,693,616           896,677
  Land.........................................................     1,411,030         3,001,626
                                                                 ------------      ------------
                                                                   26,395,392        60,083,299
Less: Accumulated depreciation (including amortization of
      assets acquired under capital leases)....................    (6,338,976)       (9,194,533)
                                                                 ------------      ------------
                                                                   20,056,416        50,888,766
Note receivable from related party -- Notes 3 and 15...........            --           625,000
Other assets, net -- Notes 3, 8 and 15.........................     3,893,022         6,926,849
                                                                 ------------      ------------
                                                                 $106,367,506      $205,366,466
                                                                 ============      ============
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Outstanding checks in excess of bank balance.................  $    781,185      $  3,104,746
  Accounts payable -- Note 15..................................    15,059,300        25,761,803
  Accrued liabilities..........................................     5,561,045         8,843,391
  Current maturities of long-term debt -- Note 6...............     1,676,890         3,448,670
  Revolving line of credit -- Note 7...........................    14,001,285        49,322,111
  Current portion of obligations under capital leases -- Note
     10........................................................       481,411            68,143
  Deferred revenue -- prebilled................................       902,004         1,839,689
  Advanced billings............................................     2,135,820         2,990,631
                                                                 ------------      ------------
          Total current liabilities............................    40,598,940        95,379,184
Long-term debt, less current maturities -- Note 6..............     8,896,537        32,112,869
Obligations under capital leases, less current portion -- Note
  10...........................................................       709,547            44,696
Deferred income taxes -- Note 8................................     2,024,800         4,507,411
Shareholders' equity -- Notes 9 and 12:
  Preferred stock, no par value, 5,000,000 shares authorized,
     no shares issued and outstanding..........................            --                --
  Common stock, no par value, 50,000,000 shares authorized;
     15,214,916 and 16,186,218 shares issued in 1995 and 1996;
     8,552,000 and 9,523,302 shares outstanding in 1995 and
     1996......................................................    39,711,434        50,119,560
  Retained earnings............................................    21,254,083        30,030,581
  Treasury stock, 6,662,916 shares.............................    (6,827,835)       (6,827,835)
                                                                 ------------      ------------
          Total shareholders' equity...........................    54,137,682        73,322,306
                                                                 ------------      ------------
                                                                 $106,367,506      $205,366,466
                                                                 ============      ============

        The accompanying notes are an integral part of these statements.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE YEARS ENDED AUGUST 31, 1994, 1995 AND 1996

                                                       1994             1995             1996
                                                   ------------     ------------     ------------
Income:
  Sales..........................................  $113,176,824     $135,264,643     $222,017,437
  Cost of sales..................................    96,522,760      110,578,027      180,834,668
                                                   ------------     ------------     ------------
  Gross profit...................................    16,654,064       24,686,616       41,182,769
General and administrative expenses..............    11,631,175       15,022,595       25,202,302
                                                   ------------     ------------     ------------
       Operating income..........................     5,022,889        9,664,021       15,980,467
Interest expense.................................    (1,731,456)      (2,828,968)      (3,970,336)
Other income, net................................       292,990          235,619          879,839
                                                   ------------     ------------     ------------
                                                     (1,438,466)      (2,593,349)      (3,090,497)
                                                   ------------     ------------     ------------
Income before income taxes.......................     3,584,423        7,070,672       12,889,970
Provision for income taxes -- Note 8.............     1,368,188        2,217,058        4,216,403
                                                   ------------     ------------     ------------
Income before earnings (losses) from
  unconsolidated entities........................     2,216,235        4,853,614        8,673,567
Earnings (losses) from unconsolidated
  entities -- Note 5.............................       792,144         (587,569)         102,931
                                                   ------------     ------------     ------------
Income before extraordinary item.................     3,008,379        4,266,045        8,776,498
Extraordinary item, less applicable income taxes
  of
  $204,000 -- Note 2.............................       370,455               --               --
                                                   ------------     ------------     ------------
  Net income.....................................  $  3,378,834     $  4,266,045     $  8,776,498
                                                   ============     ============     ============
Earnings per common share -- Note 12:
  Income before extraordinary item...............  $        .39     $        .50     $        .94
  Extraordinary item.............................           .05               --               --
                                                   ------------     ------------     ------------
  Net income.....................................  $        .44     $        .50     $        .94
                                                   ============     ============     ============

        The accompanying notes are an integral part of these statements.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FOR THE YEARS ENDED AUGUST 31, 1994, 1995 AND 1996

                                   COMMON STOCK                TREASURY STOCK                           TOTAL
                             -------------------------    ------------------------     RETAINED      SHAREHOLDERS'
                               SHARES        AMOUNT        SHARES        AMOUNT        EARNINGS        EQUITY
                             ----------    -----------    ---------    -----------    -----------    -----------
Balance, September 1,
  1993...................... 12,264,916    $   748,713    5,789,041    $(1,977,835)   $13,609,204    $12,380,082
  Net income................         --             --           --             --      3,378,834      3,378,834
  Share purchase............         --             --      873,875     (4,850,000)            --     (4,850,000)
  Share sale................  2,875,000     37,612,721           --             --             --     37,612,721
  Shares issued to acquire
     F.C.I. Pipe Support
     Sales, Inc. -- Note
     3......................     75,000      1,350,000           --             --             --      1,350,000
                             ----------    -----------    ---------    -----------    -----------    -----------
Balance, August 31, 1994.... 15,214,916     39,711,434    6,662,916     (6,827,835)    16,988,038     49,871,637
  Net income................         --             --           --             --      4,266,045      4,266,045
                             ----------    -----------    ---------    -----------    -----------    -----------
Balance, August 31, 1995.... 15,214,916     39,711,434    6,662,916     (6,827,835)    21,254,083     54,137,682
Net income..................         --             --           --             --      8,776,498      8,776,498
Shares issued to acquire
  Word -- Note 3............    385,000      3,401,900           --             --             --      3,401,900
Shares issued to acquire
  APP -- Note 3.............    541,177      6,724,712           --             --             --      6,724,712
Exercise of options.........     45,125        281,514           --             --             --        281,514
                             ----------    -----------    ---------    -----------    -----------    -----------
Balance, August 31, 1996.... 16,186,218    $50,119,560    6,662,916    $(6,827,835)   $30,030,581    $73,322,306
                             ==========    ===========    =========    ===========    ===========    ===========

        The accompanying notes are an integral part of these statements.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED AUGUST 31, 1994, 1995 AND 1996

                                                                     1994          1995          1996
                                                                  -----------   -----------   -----------
Cash flows from operating activities:
  Net income..................................................... $ 3,378,834   $ 4,266,045   $ 8,776,498
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Depreciation and amortization................................   1,494,588     2,234,187     4,040,100
    Provision (benefit) for deferred income taxes................      90,500       809,900    (1,231,745)
    (Earnings) losses from unconsolidated entities...............    (792,144)      663,569      (102,931)
    Translation loss.............................................          --            --       863,822
    Gain on sale of marketable securities........................          --            --      (855,047)
    Other........................................................    (314,981)       55,692      (251,170)
  Changes in assets and liabilities, net of effects of
    acquisitions:
    (Increase) in receivables.................................... (12,208,847)   (8,265,755)  (16,143,275)
    (Increase) in inventories....................................    (641,726)   (2,830,372)  (21,052,970)
    (Increase) decrease in other current assets..................       8,853       (67,571)   (1,127,130)
    (Increase) in other assets...................................    (200,713)   (1,004,108)     (863,184)
    Increase (decrease) in accounts payable......................  (2,822,608)    6,650,126     8,255,580
    Increase (decrease) in deferred revenue -- prebilled.........    (288,563)      156,014       937,685
    Increase (decrease) in accrued liabilities...................  (2,812,737)      665,216    (2,114,045)
    Increase in advanced billings................................          --     2,135,820       854,811
                                                                  ------------  ------------  ------------
Net cash provided by (used in) operating activities.............. (15,109,544)    5,468,763   (20,013,001)
Cash flows from investing activities:
  Investment in unconsolidated entities..........................  (1,316,408)     (381,678)       95,513
  Dividends received from unconsolidated entities................     350,000            --            --
  Investment in subsidiaries, net of cash received...............  (2,101,909)     (482,243)   (9,516,276)
  Proceeds from sale of property and equipment...................       9,536        70,275     1,702,573
  Purchase of property and equipment.............................  (4,708,509)   (4,591,595)  (18,145,089)
  Purchase of marketable securities..............................    (920,411)     (269,351)   (1,433,143)
  Cash transferred (to) from escrow fund.........................    (802,000)    1,295,000            --
  Proceeds from sale of marketable securities....................          --     1,694,070     2,288,190
  Issuance of note receivable to a related party.................          --            --      (625,000)
                                                                  ------------  ------------  ------------
Net cash used in investing activities............................  (9,489,701)   (2,665,522)  (25,633,232)
Cash flows from financing activities:
  Net proceeds (repayments) from revolving credit agreement......  (2,173,750)  (10,930,673)   30,466,289
  Proceeds from issuance of debt.................................   1,245,884    10,208,218    21,109,541
  Repayment of debt and leases................................... (11,115,124)   (2,250,250)   (5,414,414)
  Increase (decrease) in outstanding checks in excess of bank
    balance......................................................    (380,255)      380,734     2,323,561
  Purchase of treasury stock.....................................  (1,000,000)           --            --
  Issue common stock.............................................  37,619,309            --       281,514
                                                                  ------------  ------------  ------------
  Net cash provided by (used in) financing activities............  24,196,064    (2,591,971)   48,766,491
  Effects of exchange rate changes on cash.......................          --            --      (954,143)
                                                                  ------------  ------------  ------------
Net increase (decrease) in cash..................................    (403,181)      211,270     2,166,115
Cash and cash equivalents -- beginning of year...................     958,230       555,049       766,319
                                                                  ------------  ------------  ------------
Cash and cash equivalents -- end of year......................... $   555,049   $   766,319   $ 2,932,434
                                                                  ============  ============  ============
Supplemental disclosures:
  Cash payments for:
  Interest....................................................... $ 1,823,509   $ 2,842,980   $ 4,012,283
                                                                  ============  ============  ============
  Income taxes (refund).......................................... $ 3,151,457   $(2,370,260)  $ 7,712,620
                                                                  ============  ============  ============
Noncash investing and financing activities:
  Property and equipment acquired through issuance of debt....... $   366,852   $    86,363   $        --
                                                                  ============  ============  ============
  Investment in subsidiaries acquired through issuance of common
    stock........................................................ $ 1,350,000   $        --   $10,126,613
                                                                  ============  ============  ============
  Treasury stock acquired through issuance of debt............... $ 3,850,000   $        --   $        --
                                                                  ============  ============  ============
  Investment in unconsolidated entities through reduction in
    receivables.................................................. $        --   $ 1,015,000   $    89,014
                                                                  ============  ============  ============
  Property and equipment acquired through recovery of investment
    in unconsolidated subsidiary................................. $        --   $ 1,075,300   $        --
                                                                  ============  ============  ============
  Other assets acquired through issuance of debt................. $        --   $        --   $ 2,131,515
                                                                  ============  ============  ============

        The accompanying notes are an integral part of these statements.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of The Shaw Group Inc. (a Louisiana corporation) and its wholly-owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated in these financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Nature of Operations

     The Company is a supplier of industrial piping systems for new construction and retrofit projects throughout the world, primarily for customers in the electric power, refining and chemical industries. The Company offers comprehensive design and engineering services, piping system fabrication, manufacturing and sale of speciality pipe fittings and design and fabrication of pipe support systems. The Company's operations are conducted through eight fabrication facilities, two engineering offices and one manufacturing facility.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, all highly liquid investments with a maturity of three months or less when purchased are cash equivalents.

  Accounts Receivable and Credit Risk

     The Company's customers include major multi-national construction and engineering firms and industrial corporations. Work is performed under contract and the Company believes that its credit risk is minimal. The Company grants short-term credit to its customers.

     During 1996, the Company established an allowance for doubtful accounts and contract adjustments. The reserve balance as of August 31, 1996 is $430,000. Charges to this allowance were not material during fiscal 1996. Prior to 1996, uncollectible accounts receivable and contract adjustments were charged directly against earnings when they were determined to be uncollectible. Charge-offs have not been material. The use of this method did not result in a material difference from the valuation method required by generally accepted accounting principles.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) cost method in 1996 and the average cost method in 1995 and 1994. The effect of changing from the average to the FIFO cost method during 1996 was not material.

  Work in Process

     Work in process includes primarily the costs accumulated in the fabrication process for units only partially completed.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

  Property and Equipment

     Property and equipment is recorded at cost. Additions and improvements are capitalized. Maintenance and repair expenses are charged to income as incurred. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any gain or loss is credited or charged to income.

     For financial reporting purposes, depreciation is provided by utilizing the straight-line method over the following estimated useful service lives:

            Transportation Equipment...............................  5 - 15 Years
            Furniture and Fixtures.................................  5 - 7 Years
            Machinery and Equipment................................  3 - 18 Years
            Buildings and Improvements.............................  8 - 40 Years

  Income Taxes

     The Company provides for deferred taxes in accordance with FASB Statement 109, which requires an asset and liability approach for measuring deferred tax assets and liabilities due to temporary differences existing at year end using currently enacted tax rates.

  Revenues

     Revenue on fabrication contracts is generally recognized upon the completion of an individual spool of production. A spool consists of piping materials and associated shop labor to form a pre-fabricated unit according to contract specifications. During the fabrication process, all direct and indirect costs related to the fabrication process are capitalized as work in process inventory. Capitalized costs are charged to earnings upon completion of the fabrication process for each spool. Spools are generally shipped to job site locations when complete.

     The Company also contracts with certain customers on a fixed price basis. Revenue is recognized as spools are completed. Costs and estimated earnings in excess of billings included in accounts receivable totaled $1,943,128 and $5,597,175 for the years ended August 31, 1995 and 1996, respectively. Billings in excess of costs and estimated earnings for both years are not material.

     Profit related to prebilled materials is deferred until the fabrication of the spools is completed.

  Intangible Assets

     Intangible assets represent the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis over a twenty year period. The Company periodically assesses the recoverability of the unamortized balance based on expected future profitability and undiscounted future cash flows of the acquisitions and their contribution to the overall operation of the Company.

  Reclassifications

     Certain reclassifications have been made to the prior year's financial statements in order to conform to current reporting practices.

  New Accounting Standards

     In 1995, Statement of Financial Accounting Standards No. 121 -- "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued and required to be adopted by the

                      THE SHAW GROUP INC. AND SUBSIDIARIES

Company no later than the fiscal year ending August 31, 1997. Management believes that such adoption will not have a material effect on the Company's financial statements taken as a whole.

     Also in 1995, Statement of Financial Accounting Standards No.
123 -- "Accounting for Stock-Based Compensation" (the "Statement") was issued which establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. Entities may either adopt a "fair value based method" of accounting for an employee stock option as defined by the Statement or may continue to use accounting methods as prescribed by APB Opinion No. 25 -- "Accounting for Stock issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in the Statement had been applied. The Company expects to continue following APB Opinion No. 25 and make appropriate disclosures in the future in accordance with the Statement.

NOTE 2 -- INITIAL PUBLIC OFFERING

     In December 1993, the Company completed the initial public offering (the "IPO") of its common stock. The Company issued 2,875,000 shares at $14.50 per share. Net proceeds to the Company, after underwriting discounts and commissions and other expenses of the offering, were approximately $38 million. The net proceeds from the offering were used primarily to repay the Company's outstanding indebtedness. As a result of its early retirement of certain debt instruments, the Company recognized an extraordinary gain of approximately $370,000 (net of income tax).

NOTE 3 -- ACQUISITIONS

     On April 29, 1994, the Company acquired the business of Fronek Company, Inc. (FCI), an engineering firm with offices located in Englewood, New Jersey and Toronto, Canada, and F.C.I. Pipe Support Sales, Inc. (PSSI), a pipe support fabrication facility in Longview, Texas. These acquisitions were completed through the issuance of 75,000 shares of the Company's common stock valued at $1,350,000 and cash of $2,130,524. In addition, the Company agreed to issue options to acquire up to 57,000 shares of common stock and additional cash payments up to $300,000 based on the future earnings of the Company's subsidiaries managed by the former owner through 1997.

     These acquisitions were accounted for using the purchase method of accounting. The excess of cost over the estimated fair value of the net assets acquired of $1,565,912, included in other assets, is being amortized over twenty years using the straight-line method. The pro forma effect of this acquisition, as though it had occurred at the beginning of year ended August 31, 1994, is not material to the operating results of the Company.

     On December 15, 1994, the Company acquired the 50% interest of the other participant in the Shaw-Formiconi joint venture located in Venezuela, together with the concurrent acquisition of certain land, buildings and other assets used by the venture. The total amount of the purchase price related to this acquisition, including the selling participant's share of joint venture profits, was approximately $2,900,000. The purchase method was used to account for the acquisition. The $926,825 of excess cost over the estimated fair value of the assets acquired, which is included in other assets, is being amortized over twenty years using the straight-line method. The name of the wholly-owned continuing entity is Manufacturas Shaw South America, C.A.

     On January 16, 1996, the Company's newly formed, wholly-owned subsidiary, Word Industries Fabricators, Inc. (Word), purchased certain assets and assumed certain liabilities from Word Industries Pipe Fabricating, Inc. (WIPF), TS&M Corporation and T.N. Word and certain of his family members. The acquisition was completed through the issuance of 385,000 shares of the Company's common stock valued at $3,442,000 and cash of $503,000. Acquisition costs of $246,000 were incurred by the Company. The purchase

                      THE SHAW GROUP INC. AND SUBSIDIARIES
method was used to account for the acquisition. The purchase price has been allocated to the estimated fair value of assets acquired and liabilities assumed at the date of acquisition as follows:

        Property and Equipment...........................................  $5,405,000
        Notes Payable....................................................   (294,000)
        Accrued Liabilities..............................................   (306,000)
        Deferred Income Taxes............................................   (614,000)
                                                                           ---------
                  Purchase Price.........................................  $4,191,000
                                                                           =========

     The operating results of Word have been included in the consolidated statements of income from the date of acquisition.

     In addition to the transactions described above, the Company agreed to loan WIPF an aggregate of $1,725,000 pursuant to two separate loan agreements, each dated as of January 15, 1996, one in the amount of $625,000 and the other in the amount of $1,100,000. The $625,000 loan has been funded and is secured by a pledge of 115,000 shares of the Company's common stock received by WIPF in connection with the acquisition. The $1,100,000 loan will be secured by (i) a mortgage covering an approximately 6-acre tract of land in Tulsa, Oklahoma and
(ii) a mortgage covering an approximately 12-acre tract of land in Tulsa, Oklahoma. This $1,100,000 loan had not been funded as of August 31, 1996.

     Effective March 1, 1996, the Company purchased all of the outstanding capital stock of Alloy Piping Products, Inc. (APP), a leading U.S. manufacturer of specialty stainless and carbon steel pipe fittings and other stainless pipe products, and the assets of an APP-related entity, Speedline, a Louisiana partnership (Speedline). The acquisition was completed through the issuance of 541,177 shares of the Company's common stock valued at $6,765,000 and cash of $11,280,000. Acquisition costs of $366,000 were incurred by the Company. The purchase method was used to account for the acquisitions. The purchase price has been allocated to the estimated fair value of assets purchased and liabilities assumed at the date of acquisition as follows:

        Accounts Receivable.............................................  $6,751,000
        Inventory.......................................................  16,923,000
        Other Current Assets............................................     268,000
        Property and Equipment..........................................  12,253,000
        Other Assets....................................................     222,000
        Revolving Line of Credit........................................  (4,855,000)
        Notes Payable...................................................  (5,789,000)
        Accounts Payable and Accrued Liabilities........................  (8,117,000)
        Deferred Income Taxes...........................................  (2,205,000)
                                                                          ----------
                  Purchase price (net of cash received of $2,960,000)...  $15,451,000
                                                                          ==========

     The operating results of APP have been included in the consolidated statements of income from the effective date of acquisition.

     In addition, in connection with the Company's acquisition of APP and Speedline, options to acquire an aggregate of 85,000 shares of the Company's common stock at an exercise price of $19.50 per share were issued. The options are exercisable in 25% increments on each April 5, 1997, 1998, 1999 and 2000 based upon continued employment of the recipients by the Company.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The following summarized unaudited income statement data reflects the impact the above acquisitions would have had on the Company's results of operations if the Shaw-Formiconi transaction had taken place on September 1, 1993 and the Word and APP acquisitions had taken place on September 1, 1994:

                                              UNAUDITED PRO-FORMA RESULTS FOR THE YEAR ENDED
                                                                AUGUST 31,
                                             ------------------------------------------------
                                                 1994              1995              1996
                                             ------------      ------------      ------------
    Gross revenue..........................  $120,512,408      $215,744,556      $265,285,338
                                             ============      ============      ============
    Net income.............................  $  4,170,978      $  7,585,139      $  9,009,967
                                             ============      ============      ============
    Earnings per common share..............  $       0.54      $       0.80      $       0.92
                                             ============      ============      ============

     The Company has entered into an agreement to acquire NAPTech, Inc. ("NAPTech"), a fabricator of industrial piping systems and engineered piping modules located in Clearfield, Utah. In connection with the acquisition, the Company expects to issue up to an aggregate of 366,790 shares of common stock in exchange for NAPTech and the 335,000 square foot facility that NAPTech currently leases from a related entity. The acquisition of NAPTech is subject to various conditions, including, without limitation, the approval of the Company's Board of Directors and NAPTech's shareholders, as well as necessary regulatory approvals. If consummated, the acquisition of NAPTech will be accounted for as a pooling of interests and, accordingly, will result in a restatement of the Company's financial statements. Although there can be no assurance that the acquisition of NAPTech will be completed, the Company currently anticipates that the acquisition will be consummated on or before December 31, 1996.

NOTE 4 -- INVENTORIES

     The major components of inventories consist of the following:

                                                                        AUGUST 31,
                                                               ----------------------------
                                                                  1995             1996
                                                               -----------      -----------
    Finished Goods...........................................  $ 2,023,748      $23,138,238
    Raw Materials............................................   21,596,205       32,972,692
    Work In Process..........................................    4,836,440       10,301,030
                                                               -----------      -----------
                                                               $28,456,393      $66,411,960
                                                               ===========      ===========

NOTE 5 -- INVESTMENT IN UNCONSOLIDATED ENTITIES

     During the years ended August 31, 1994 and 1995, the Company invested $250,000 and $1,880,000, respectively in Shaw-Nass Middle East, W.L.L., the Company's Bahrain joint venture ("Shaw-Nass"). The Company owns 49% of Shaw-Nass and accounts for this investment on the equity basis. As such, during the years ended August 31, 1994, 1995, and 1996 the Company recognized earnings (losses) of $-0-, ($205,968) and $102,931 respectively from Shaw-Nass. No distributions have been received through August 31, 1996 from Shaw-Nass. In addition, as of August 31, 1995 and 1996, the Company had outstanding receivables from Shaw-Nass totaling $1,630,862 and $700,479 respectively. These receivables relate primarily to inventory and equipment sold to Shaw-Nass.

     As discussed in Note 3, the Company purchased the 50% interest of the other participant in its Venezuelan joint venture, together with the concurrent acquisition of certain land, buildings and other assets used by the venture. The Company had previously accounted for its investment in the joint venture as an unconsolidated subsidiary under the equity method and had recognized net income of approximately $792,000 during the year ended August 31, 1994 and $29,000 during the period from September 1 to December 15, 1994.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     In February 1994, the Company entered into a joint venture agreement with Sino-Thai Engineering and Construction Co., Ltd. and PAE (Thailand) Company Limited for the formation of Shaw Asia Company, Ltd. (Shaw Asia) to construct and operate a pipe fabrication facility in Thailand. During the year ended August 31, 1994, the Company recognized no income from Shaw Asia as its operations were not significant. During the year ended August 31, 1995, the venture did not achieve the desired level of activity, and the Company withdrew from the joint venture. In conjunction with the withdrawal, the Company recovered approximately $1.1 million in equipment from the joint venture which reduced its net investment to approximately $400,000. The remaining balance was charged off.

NOTE 6 -- LONG-TERM DEBT

     Long-term debt consisted of:

                                                                        AUGUST 31,
                                                               ----------------------------
                                                                  1995             1996
                                                               -----------      -----------
    Notes payable to insurance companies; variable interest
      rates based on 30-day commercial paper rates plus 190
      to 235 basis points ranging from 7.26% to 7.74% as of
      August 31, 1996; payable in monthly installments based
      on amortization over the respective note lives;
      maturing from 2001 to 2005; secured by property and
      equipment with an approximate net book value of
      $20,253,000 as of August 31, 1996 and guaranties by the
      Company and certain subsidiaries of the Company........  $ 7,089,437      $15,971,239
    Note payable to a bank; variable interest rate based upon
      London Interbank Offering Rate (LIBOR) plus 85 to 200
      basis points depending upon certain financial ratios.
      Interest rate as of August 31, 1996 was 7.0%; 60
      monthly principal payments of $50,000 through May 31,
      2000; secured by equipment with an approximate net book
      value of $2,832,000 as of August 31, 1996..............    2,900,000        2,300,000
    Note payable to a corporation; interest payable quarterly
      at 60% of prime rate; repayable in annual installments
      through December 15, 1995, unsecured...................      580,000               --
    Note payable to a bank; interest payable annually at
      LIBOR plus 1.6%; payable in 28 annual installments of
      $264,286 with remaining balance due in 2003; secured by
      equipment with an approximate net book value of
      $8,757,000.............................................           --        7,400,000
    Mortgages payable to a bank; interest payable monthly at
      8.375%; 95 monthly payments of $9,850 and $26,935 with
      remaining balance due on June 1, 2002; secured by real
      property with an approximate net book value of
      $2,074,000 and deposits at financial institutions with
      an approximate value of $2,010,000.....................           --        3,432,531
    South Carolina Revenue Bonds payable; principal due in
      2005; interest paid monthly accruing at a variable rate
      of 3.95% as of August 31, 1996; secured by $4,000,000
      letter of credit.......................................           --        4,000,000

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                                                                        AUGUST 31,
                                                               ----------------------------
                                                                  1995             1996
                                                               -----------      -----------
    Notes payable to employees relating to non-competition
      agreements; interest payable monthly at 7%; monthly
      payments of $42,000, and $5,000 until April 2001 and
      August 2000 respectively; unsecured -- see Note 15.....           --        2,131,515
    Installment notes payable; variable interest rates
      ranging from 8% to 11.5%; payable in monthly
      installments based on amortization over the respective
      note lives; maturing from 1996 to 1998.................        3,990          326,254
                                                               -----------      -----------
    Total debt...............................................   10,573,427       35,561,539
    Less: current maturities.................................   (1,676,890)      (3,448,670)
                                                               -----------      -----------
    Total long-term debt.....................................  $ 8,896,537      $32,112,869
                                                                ==========       ==========

     Annual maturities of long-term debt during each year ending August 31, are as follows:

        1997............................................................  $ 3,448,670
        1998............................................................    3,458,867
        1999............................................................    3,603,497
        2000............................................................    3,730,780
        2001 and thereafter.............................................   21,319,725
                                                                          -----------
                                                                          $35,561,539
                                                                          ===========

     Certain of the debt agreements contain restrictive covenants which the Company is required to meet including financial ratios and minimum capital levels. As of August 31, 1996, the Company was in compliance with the covenants or had obtained the required waivers.

     The estimated fair value of long-term debt approximated its carrying value, based on borrowing rates currently available to the Company for notes with similar terms and average maturities, as of August 31, 1995 and 1996.

NOTE 7 -- REVOLVING LINE OF CREDIT

     In 1996, the Company entered into a new loan and security agreement with its commercial lenders which allows the Company to borrow up to $70,000,000, depending upon the Company's collateral base (which consists primarily of certain eligible amounts of receivables and inventory), under a revolving line of credit at an interest rate not to exceed 2% over the London Interbank Offering Rate (LIBOR) or .75% over the Prime rate. The index used to determine the interest rate is selected by the Company and the spread over the index is dependent upon certain financial ratios of the Company. The interest rate adjusts quarterly. This replaced the prior year revolving line of credit which allowed the Company to borrow up to $30,000,000 at an interest rate based upon the LIBOR plus 85 to 200 basis points depending upon certain financial ratios of the Company. During 1995 and 1996, the maximum amount outstanding was approximately $29,318,000 and $55,512,000, respectively, and the average amount outstanding was $24,441,000 and $31,752,000, respectively, at weighted average interest rates of 9.79% and 7.04%, respectively. The new agreement expires March 31, 1999.

     The line of credit is secured by the Company's accounts receivable and inventories.

     The line of credit is also subject to certain restrictive covenants similar to those of the long-term debt. As of August 31, 1996, the Company was in compliance with these covenants or had obtained the required waivers.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 8 -- INCOME TAXES

     A summary of net deferred taxes is as follows:

                                                                       AUGUST 31,
                                                                -------------------------
                                                                   1995           1996
                                                                ----------     ----------
    Deferred tax assets.......................................  $  857,400     $1,971,900
    Deferred tax liabilities (Net of deferred tax liabilities
      assumed in Word and APP acquisitions totaling -0- in
      1995 and $2,818,541 in 1996)............................  (2,024,800)    (1,688,870)
                                                                -----------    -----------
    Net deferred taxes........................................  $(1,167,400)   $  283,030
                                                                ===========    ===========

     The significant components of net deferred taxes are as follows:

    Assets:
      Tax basis of inventory in excess of book basis..........  $  184,200     $  244,800
      Expenses not currently deductible.......................     673,200      1,727,100
                                                                ----------     ----------
                                                                $  857,400     $1,971,900
                                                                ==========     ==========
    Liabilities:
      Excess of financial reporting over tax basis of
         assets...............................................  $1,751,300     $4,009,273
      Income not currently taxable............................     273,500        498,138
                                                                ----------     ----------
                                                                $2,024,800     $4,507,411
      Less: Deferred tax liabilities assumed in Word and APP
         acquisitions.........................................          --     (2,818,541)
                                                                ----------     ----------
                                                                $2,024,800     $1,688,870
                                                                ==========     ==========

     Long-term deferred tax assets as of August 31, 1995 and 1996 were $0 and $337,083, respectively. These balances are included in other assets.

     Income before provision for income taxes for the years ended August 31 was as follows:

                                                      1994          1995           1996
                                                    ---------     ---------     ----------
    Domestic......................................  $3,584,423    $1,803,426    $12,848,236
    Foreign.......................................         --     5,267,246         41,734
                                                    ----------    ----------    -----------
    Total.........................................  $3,584,423    $7,070,672    $12,889,970
                                                    ==========    ==========    ===========

     The provision for income taxes for the years ended August 31 was as follows:

                                                      1994          1995           1996
                                                    ---------     ---------      ---------
    Current.......................................  $1,271,888    $1,423,158     $5,546,833
    Deferred......................................   (113,500)      809,900      (1,450,430)
    State.........................................    209,800       (16,000)       120,000
                                                    ----------    ----------     ----------
    Total.........................................  $1,368,188    $2,217,058     $4,216,403
                                                    ==========    ==========     ==========

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     A reconciliation of Federal statutory and effective income tax rates for the years ended August 31 was as follows:

                                                            1994         1995         1996
                                                            ----         ----         ----
    Statutory rate........................................   34%          34%          34%
    State taxes provided..................................    5           --            1
    Other.................................................  (1)          (3)          (2)
                                                                         -- -         -- -
                                                            ---
                                                             38%          31%          33%
                                                            ===          ===          ===

NOTE 9 -- TREASURY STOCK

     The Company previously had two classes of common stock. The classes had identical rights, preferences and powers except that Class A common stock had certain voting preferences. In connection with the Company's initial public offering, the Company's charter was amended to provide for only one class of common stock; however, holders for at least four consecutive years generally have voting preferences. Also, the amended charter authorizes the Board of Directors to approve the issuance of preferred stock.

     During fiscal 1994, prior to its initial public offering, the Company repurchased 873,875 shares of common stock from one of its stockholders for $4,850,000.

NOTE 10 -- LEASES

     Capital leases -- The Company leases computers, office equipment and machinery under various non-cancelable lease agreements. Minimum lease rentals have been capitalized and the related assets and obligations recorded utilizing various interest rates. The assets are amortized on the straight-line method over the lease terms and interest expense is accrued on the basis of the outstanding lease obligations.

     Assets acquired under capital leases -- net of accumulated amortization are as follows:

                                                                         AUGUST 31,
                                                                   ----------------------
                                                                     1995          1996
                                                                   ---------     --------
    Transportation equipment.....................................  $1,710,270    $     --
    Furniture and fixtures.......................................    899,352      878,236
    Machinery and equipment......................................     83,994       18,441
                                                                   ----------    --------
                                                                   $2,693,616    $896,677
    Less: accumulated amortization...............................   (595,520)    (245,385)
                                                                   ----------    --------
                                                                   $2,098,096    $651,292
                                                                   ==========    ========

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The following is a summary of future obligations under capital leases (present value of future minimum rentals):

            Minimum lease payments:
              1997....................................................  $ 75,986
              1998....................................................    29,839
              1999....................................................    18,591
                                                                        --------
            Total minimum lease payments..............................  $124,416
            Less: amount representing interest........................   (11,577)
                                                                        --------
                                                                        $112,839
            Less: current portion.....................................   (68,143)
                                                                        --------
            Long-term obligations under capital leases................  $ 44,696
                                                                        ========

     Operating leases -- The Company leases certain offices, fabrication shops, warehouse facilities, office equipment and machinery under noncancelable operating lease agreements which expire at various times and which require various minimum rentals. The non-cancelable operating leases which were in effect as of August 31, 1996 require the Company to make the following future minimum lease payments:

            For the year ending August 31:
            1997.....................................................  $1,187,869
            1998.....................................................     927,145
            1999.....................................................     517,493
            2000.....................................................     371,856
                                                                       ----------
            Total minimum lease payments.............................  $3,004,363
                                                                       ==========

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     As of August 31, 1996, the Company has committed to purchase approximately $4.3 million of additional pipe bending machines for its domestic facilities.

     The Company has posted letters of credit aggregating approximately $4 million as of August 31, 1996 to secure its performance under certain contracts and insurance arrangements, as well as its purchase of a pipe bending machine for one of its domestic facilities.

     For the year ended August 31, 1996, 58% of the Company's labor force was covered by collective bargaining agreements. Of this amount, 92% are covered by collective bargaining agreements which will expire during the Company's next fiscal year. The Company does not expect the renewal of the agreements will have an adverse impact on the Company's results of operations or financial position.

     See Note 3 regarding the Company's proposed acquisition of NAPTech.

NOTE 12 -- EARNINGS PER COMMON SHARE

     In connection with the initial public offering of 2,500,000 shares of its common stock, the Company's shareholders approved a stock split and recapitalization on December 6, 1993 which caused the number of outstanding shares to increase from 4,567.5 to 5,602,000. For all periods, the share amounts and per share data throughout the financial statements have been adjusted to give effect to the stock split. Earnings per common share is calculated based on the weighted average number of shares outstanding, including dilutive common stock equivalents when material, during the periods adjusted for the effect of the stock split. The weighted average number of shares outstanding for 1994, 1995, and 1996 were 7,744,209, 8,552,001, and 9,324,729 respectively.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 13 -- MAJOR CUSTOMERS AND EXPORT SALES

     For the year ended August 31, 1994, sales to customers accounting for more than 10% of sales totaled $13,100,000 and $11,900,000 for two customers and comprised 22% of sales. For the year ended August 31, 1995, sales to a customer accounting for more than 10% of sales totaled $19,100,000 and comprised 14% of sales. For the year ended August 31, 1996, sales to a customer accounting for more than 10% of sales totaled $27,200,000 and comprised 12% of sales. Because of the nature of the Company's business, the significant customers vary between years.

     For the years ended August 31, 1994, 1995 and 1996, the Company has included as part of its international sales approximately $32,000,000, $40,000,000, and $74,000,000 respectively, of exports from its domestic facilities.

NOTE 14 -- EMPLOYEE BENEFIT PLANS

     Effective with its initial public offering, the Company adopted a Stock Option Plan (the Plan) under which both qualified and non-qualified options may be granted. In addition, 804,875 shares of common stock are reserved for issuance under the Plan. The Plan is administered by a committee of the Board, which selects persons eligible to receive options and determines the number of shares subject to each option, the vesting schedule, the option price, and the duration of the option. The exercise price of any option granted under the Plan cannot be less than 100% of the fair market value on date of grant and its duration cannot exceed 10 years. Only qualified options have been granted under the Plan.

     In connection with the Company's acquisition of FCI and PSSI during 1994, 5,000 options with an exercise price of $18.00 were issued. The options expire in 2004 and are currently exercisable. In January 1995, the exercise price of these options was amended to $5.875 per share, which was the fair market value of the Common Stock at the date of such amendment. In addition, in 1994 the Company granted options contingent upon the ability of FCI and PSSI to generate consolidated net income in excess of certain thresholds during the fiscal years ending August 31, 1995, 1996 and 1997. The maximum number of options issuable under this plan is 19,000 per year or 57,000. These options expire in 2004 and have an exercise price equal to the closing price quoted on the last business day of the immediately preceding fiscal year to which the grant of options relate. The minimum threshold for the year ended August 31, 1995 was not met, and therefore, no options were issued for that year. For the year ended August 31, 1996, 9,000 options with an exercise price of $9.59 per share were earned and will be issued in fiscal 1997.

     The following table summarizes the activity in the outstanding stock options of the Company:

                                                          SHARES
                                                 -------------------------
                                                  PLAN        ACQUISITIONS       OPTION PRICE
                                                 -------      ------------      --------------
    Outstanding at September 1, 1993............      --             --                     --
    Granted..................................... 210,500          5,000                 $5.875
    Exercised...................................      --             --                     --
                                                 -------         ------
    Outstanding at August 31, 1994.............. 210,500          5,000                 $5.875
    Granted..................................... 220,000             --           $5.875-$6.75
    Exercised...................................      --             --                     --
                                                 -------         ------
    Outstanding at August 31, 1995.............. 430,500          5,000           $5.875-$6.75
    Granted.....................................  20,000         85,000         $17.375-$19.50
    Exercised................................... (45,125)            --           $5.875-$6.75
                                                 -------         ------
    Outstanding at August 31, 1996.............. 405,375         90,000          $5.875-$19.50
                                                 =======         ======
    Exercisable at August 31, 1996..............  58,125          5,000           $5.875-$6.75
                                                 =======         ======

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     During 1994, the Company adopted a voluntary 401(k) profit sharing plan for substantially all employees who are not subject to collective bargaining agreements. The plan provides for the eligible employee to contribute from 1% to 10% of annual compensation, subject to an annual limit, with the Company matching 50% of the employee's eligible contribution up to 6%. The Company's contribution to this plan during 1994, 1995 and 1996 was approximately $102,000, $220,000, and $285,000 respectively.

     APP has a defined contribution profit sharing plan covering substantially all of APP's employees. The plan allows APP to make a discretionary contribution to the plan of up to 15% of eligible employee compensation. For the period from the effective date of acquisition through August 31, 1996, APP accrued $175,000 in contributions to the plan.

NOTE 15 -- RELATED PARTY TRANSACTIONS

     During 1994, the Company entered into an employment agreement with the President and Chief Executive Officer (CEO) of the Company. Under terms of the agreement, the President and CEO has agreed to serve in that capacity until December 31, 1996 (subject to an automatic three-year extension) and will receive, among other things, an annual base salary of $500,000, participation in the Company's annual bonus plan as determined by the Compensation Committee of the Board of Directors, and other benefits such as health and life insurance. In the event the President and CEO's employment is terminated due to events as defined in the agreement, the President and CEO will receive a lump-sum payment equal to the full amount payable under the agreement.

     During 1995, the Company entered into several loan agreements with key management some of which were non-interest bearing. The impact of discounting such loans to record interest income was not significant. The balance of these employee loan receivables as of August 31, 1995 and 1996 was $231,900 and $220,191, respectively. These balances are included in other assets.

     As discussed in Note 3, in connection with the Word acquisition, the Company entered into a $625,000 loan agreement with Word Industries Pipe Fabricating, Inc. ("WIPF"). WIPF is owned primarily by certain stockholders of the Company. The loan is due on January 15, 2001 and bears interest at a rate equal to that charged on the Company's revolving line of credit.

     In addition, as of August 31, 1996 the Company has included in its accounts payable approximately $280,000 to WIPF.

     During 1996, in connection with an acquisition, the Company has entered into non-competition agreements with certain employees. Related assets totaling approximately $2.3 million, included in other assets, are being amortized over five years using the straight-line method. The corresponding liabilities are included in long-term debt as further discussed in Note 6.

NOTE 16 -- FOREIGN CURRENCY TRANSACTIONS

     The Company's wholly-owned subsidiary in Venezuela has net assets of approximately $7,000,000 denominated in Venezuelan Bolivars. In accordance with SFAS 52, the U.S. dollar is used as the functional reporting currency since the Venezuelan economy is defined as highly inflationary. Therefore, the assets and liabilities must be translated into U.S. dollars using a combination of current and historical exchange rates. During 1995, the Venezuelan government fixed the exchange rate for Bolivars, thus there was no change in the exchange rate used to translate these assets and liabilities, and accordingly no gain or loss was recognized in 1995 by this translation. During the year ended August 31, 1995, the Company recognized as part of its sales aggregate exchange gains of approximately $.9 million relating to collections on contracts in progress during the year.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     During 1996, the Venezuelan government lifted all foreign exchange controls. Subsequent to this action, the Bolivar devalued from 170 to 475 to the U.S. dollar. As a result, the Company recorded a translation loss of approximately $864,000 in translating the assets and liabilities into U.S. dollars. The Company also recognized a gain of approximately $818,000 during 1996 related to a Venezuelan Government bond purchased at a fixed exchange rate which was subsequently sold. The earnings from this subsidiary in 1996 were not material to the consolidated results of operations.

NOTE 17 -- SUBSEQUENT EVENT

     On October 24, 1996, the Company filed a registration statement with the Securities and Exchange Commission for a public offering of 2,659,118 shares of Common Stock. Of the shares offered, 2,000,000 shares will be offered by the Company and 659,118 shares will be offered by certain selling shareholders. The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock will be used to repay outstanding amounts on the Company's line of credit, which is generally used by the Company for working capital purposes.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR A SOLICITATION OF AN OFFER TO BUY THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Price Range of Common Stock and
  Dividend Policy.....................   11
Use of Proceeds.......................   12
Capitalization........................   12
Pro Forma Condensed Consolidated
  Financial Statements................   13
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   24
Management............................   33
Principal and Selling Shareholders....   35
Description of Capital Stock..........   36
Underwriting..........................   41
Legal Matters.........................   42
Experts...............................   42
Index to Consolidated Financial
  Statements..........................  F-1

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                                2,659,118 SHARES

                              THE SHAW GROUP INC.

                                  COMMON STOCK

                                  [SHAW LOGO]

                                  ------------

                                   PROSPECTUS

                               DECEMBER 17, 1996

                                  ------------

                               SMITH BARNEY INC.
                           JEFFERIES & COMPANY, INC.
                         HOAK BREEDLOVE WESNESKI & CO.

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